Filed by Promotora de Informaciones, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Liberty Acquisition Holdings Corp.
Commission File Number: 001-33862
Date: March 24, 2010

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS
     IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION DESCRIBED IN THIS REPORT (THE “BUSINESS COMBINATION”), PROMOTORA DE INFORMACIONES, S.A. (“PRISA”) INTENDS TO FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A REGISTRATION STATEMENT ON FORM F-4 THAT WILL INCLUDE A PROXY STATEMENT OF LIBERTY ACQUISITION HOLDINGS CORP. (“LIBERTY”) THAT ALSO WILL CONSTITUTE A PROSPECTUS OF PRISA. LIBERTY WILL MAIL THE PROXY STATEMENT/PROSPECTUS TO ITS STOCKHOLDERS AND WARRANTHOLDERS. LIBERTY STOCKHOLDERS AND WARRANTHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION AND WARRANT AMENDMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING LIBERTY, PRISA, THE PROPOSED BUSINESS COMBINATION, THE PROPOSED WARRANT AMENDMENT AND RELATED MATTERS. WHEN AVAILABLE, YOU WILL BE ABLE TO OBTAIN COPIES OF ALL DOCUMENTS REGARDING THE BUSINESS COMBINATION, THE WARRANT AMENDMENT AND OTHER DOCUMENTS FILED BY LIBERTY OR PRISA WITH THE SEC, FREE OF CHARGE, AT THE SEC’S WEBSITE (WWW.SEC.GOV) OR BY SENDING A REQUEST TO LIBERTY, 1114 AVENUE OF THE AMERICAS, 41ST FLOOR, NEW YORK, NEW YORK 10036, OR BY CALLING LIBERTY AT (212) 380-2230. PRISA WILL ALSO FILE CERTAIN DOCUMENTS WITH THE SPANISH COMISIÓN NACIONAL DEL MERCADO DE VALORES (THE “CNMV”) IN CONNECTION WITH ITS SHAREHOLDERS’ MEETING TO BE HELD IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE AVAILABLE ON THE CNMV’S WEBSITE AT WWW.CNMV.ES.
     LIBERTY AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM LIBERTY’S STOCKHOLDERS IN RESPECT OF THE PROPOSED BUSINESS COMBINATION AND FROM THE WARRANTHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED WARRANT AMENDMENT. INFORMATION REGARDING THE OFFICERS AND DIRECTORS OF LIBERTY IS AVAILABLE IN LIBERTY’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009, WHICH HAS BEEN FILED WITH THE SEC. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL ALSO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (AND WILL BE INCLUDED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED BUSINESS COMBINATION AND PROPOSED WARRANT AMENDMENT) AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC.
     PRISA AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AND FROM THE WARRANTHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED WARRANT AMENDMENT. INFORMATION REGARDING THE INTERESTS OF THESE DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (AND WILL BE INCLUDED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED BUSINESS COMBINATION).
     THIS REPORT MAY INCLUDE “FORWARD LOOKING STATEMENTS” WITHIN THE MEANING OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS “ANTICIPATE”, “BELIEVE”, “EXPECT”, “ESTIMATE”, “PLAN”, “OUTLOOK”, AND “PROJECT” AND OTHER SIMILAR EXPRESSIONS THAT PREDICT OR INDICATE FUTURE EVENTS OR TRENDS OR THAT ARE NOT

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STATEMENTS OF HISTORICAL MATTERS. READERS ARE CAUTIONED THAT SUCH FORWARD LOOKING STATEMENTS WITH RESPECT TO REVENUES, EARNINGS, PERFORMANCE, STRATEGIES, PROSPECTS AND OTHER ASPECTS OF THE BUSINESSES OF PRISA, LIBERTY AND THE COMBINED GROUP AFTER COMPLETION OF THE PROPOSED BUSINESS COMBINATION ARE BASED ON CURRENT EXPECTATIONS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. A NUMBER OF FACTORS COULD CAUSE ACTUAL RESULTS OR OUTCOMES TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO: (1) THE OCCURRENCE OF ANY EVENT, CHANGE OR OTHER CIRCUMSTANCES THAT COULD GIVE RISE TO THE TERMINATION OF THE BUSINESS COMBINATION AGREEMENT BETWEEN PRISA AND LIBERTY, INCLUDING, BUT NOT LIMITED TO, THE INABILITY OF PRISA TO ENTER INTO DEFINITIVE DOCUMENTS WITH ITS LENDERS REGARDING A RESTRUCTURING OF PRISA’S INDEBTEDNESS; (2) THE OUTCOME OF ANY LEGAL PROCEEDINGS THAT MAY BE INSTITUTED AGAINST PRISA AND OTHERS FOLLOWING ANNOUNCEMENT OF THE BUSINESS COMBINATION AGREEMENT AND TRANSACTIONS CONTEMPLATED THEREIN; (3) THE INABILITY TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT DUE TO THE FAILURE TO OBTAIN LIBERTY STOCKHOLDER APPROVAL, LIBERTY WARRANTHOLDER APPROVAL OR PRISA STOCKHOLDER APPROVAL, (4) DELAYS IN OBTAINING, ADVERSE CONDITIONS CONTAINED IN, OR THE INABILITY TO OBTAIN NECESSARY REGULATORY APPROVALS REQUIRED TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT; (5) THE RISK THAT THE PROPOSED TRANSACTION DISRUPTS CURRENT PLANS AND OPERATIONS AS A RESULT OF THE ANNOUNCEMENT AND CONSUMMATION OF THE TRANSACTIONS DESCRIBED HEREIN; (6) THE ABILITY TO RECOGNIZE THE ANTICIPATED BENEFITS OF THE COMBINATION OF PRISA AND LIBERTY; (7) COSTS RELATED TO THE PROPOSED COMBINATION; (8) THE LIMITED LIQUIDITY AND TRADING OF LIBERTY’S SECURITIES; (9) CHANGES IN APPLICABLE LAWS OR REGULATIONS; (10) THE POSSIBILITY THAT PRISA MAY BE ADVERSELY AFFECTED BY OTHER ECONOMIC, BUSINESS, AND/OR COMPETITIVE FACTORS; AND (11) OTHER RISKS AND UNCERTAINTIES INDICATED FROM TIME TO TIME IN PRISA’S OR LIBERTY’S FILINGS WITH THE SEC.
     READERS ARE REFERRED TO LIBERTY’S MOST RECENT REPORTS FILED WITH THE SEC, INCLUDING ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE, AND LIBERTY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE THE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.
General
     On March 5, 2010, Liberty Acquisition Holdings Corp. (“Liberty”) and Promotora de Informaciones, S.A. (“Prisa”) entered into a business combination agreement (the “Business Combination Agreement”) regarding a proposed business combination (the “Business Combination”), pursuant to which Liberty would become a wholly-owned subsidiary of Prisa and the stockholders and warrantholders of Liberty would become the holders of approximately 57% of the outstanding shares of capital stock of Prisa on a fully-diluted basis, assuming (i) no redemptions of Liberty shares, (ii) no shares of Prisa Class A ordinary shares are sold in the Rights Offering (as defined below) and (iii) no adjustment to the mix of stock and cash consideration is made as a result of the Rights Offering, as described below. At the closing of the Business Combination, Liberty’s stockholders and warrantholders would own approximately 49% of the outstanding ordinary shares of Prisa, without giving effect to the

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potential conversion of the convertible non-voting shares of Prisa, subject to the same assumptions described in the previous sentence. The shares of capital stock of Prisa to be issued to Liberty’s stockholders and warrantholders will be represented by American Depositary Shares and listed for trading on either the New York Stock Exchange or the Nasdaq Market, as determined by Prisa after consultation with Liberty.
Prisa
     Prisa is Spain’s largest media conglomerate, best known for El País (Spain’s leading newspaper) but also encompassing over 400 radio stations in Spain and Latin America, along with magazine and book publishing, rights management, television broadcasting/production and music recording interests. The ordinary shares of Prisa are currently publicly traded on the Spanish Continuous Market Exchange (Sistema de Interconexión Bursátil-Mercado Español).
The Business Combination Agreement
     The following is a summary of the material terms of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference.
     The Business Combination Agreement provides that Liberty will form a new, wholly-owned Virginia corporation (“Liberty Virginia”). At the closing of the Business Combination, Liberty will merge with and into Liberty Virginia, with Liberty Virginia surviving the merger and the stockholders and warrantholders of Liberty becoming stockholders and warrantholders of Liberty Virginia. Immediately following such merger, Liberty Virginia will effect a statutory share exchange with Prisa under the Virginia Stock Corporation Act and the Spanish Corporation Law of 1989, as amended, pursuant to which Liberty Virginia will become a wholly-owned subsidiary of Prisa and the stockholders and warrantholders of Liberty Virginia will receive the consideration described below.
     The Reincorporation Merger of Liberty into Liberty Virginia
     The first step of the transaction will be the merger of Liberty with and into Liberty Virginia, with Liberty Virginia as the surviving entity (the “Reincorporation Merger”). In the Reincorporation Merger, each share of Liberty common stock issued and outstanding, other than any shares held in the treasury of Liberty, will convert automatically into one share of Liberty Virginia common stock. Each then-outstanding warrant to purchase shares of Liberty common stock will automatically become exercisable for the same number of shares of Liberty Virginia common stock. The Reincorporation Merger will be followed immediately by the share exchange described below.
     Shares of Liberty common stock outstanding immediately prior to the effective time of the Reincorporation Merger with respect to which a stockholder of Liberty shall have validly exercised its redemption rights pursuant to the Liberty restated certificate of incorporation and otherwise have complied with the requirements for such valid exercise will also be converted into shares of Liberty Virginia. However, such shares will automatically be deemed to have exercised redemption rights pursuant to the Liberty Virginia articles of incorporation and, therefore, will represent only the right to be redeemed for cash, in an amount per share calculated in accordance with the Liberty restated certificate of incorporation and corresponding provisions to be contained in Liberty Virginia’s articles of incorporation. Following the consummation of the Reincorporation Merger and immediately prior to the statutory share exchange with Prisa, Liberty Virginia will redeem such shares in accordance with the provisions of the Liberty restated certificate of incorporation and corresponding provisions to be contained in Liberty Virginia’s articles of incorporation. As a result, such shares will not participate in the share exchange. As of the consummation of the Business Combination, all such redeemed Liberty Virginia shares will no

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longer be outstanding and each holder of any such redeemed Liberty Virginia share will cease to have any rights with respect thereto, except the right to receive the relevant redemption cash payments.
     The Share Exchange
     Immediately following the Reincorporation Merger, Liberty Virginia and Prisa will effect a statutory share exchange pursuant to which each share of Liberty Virginia common stock will be acquired by Prisa and exchanged for the right to receive the consideration described below under “Consideration to Be Received in the Transaction”; provided that stockholders of Liberty who have validly exercised their redemption rights will have their shares redeemed instead and will receive the redemption cash payments as described above. Upon the effectiveness of the share exchange, Liberty Virginia will be a wholly-owned subsidiary of Prisa.
     Consideration to Be Received in the Transaction
     As a result of the Business Combination, Prisa will become the owner of 100% of the outstanding shares of Liberty Virginia common stock and each share of Liberty Virginia common stock (other than shares held by stockholders of Liberty who have validly exercised their redemption rights) will be exchanged for the right to receive 1.547154 newly created Prisa Class A ordinary shares and 0.35759 newly created Prisa convertible non-voting shares (collectively, the “Share Consideration”). The Share Consideration will be issued in the form of separate Prisa American Depositary Shares (“ADSs”) representing the Class A ordinary shares and the convertible non-voting shares.
     The Class A ordinary shares will have the same rights as the ordinary shares of Prisa.
     The convertible non-voting shares issued in the Business Combination to Liberty stockholders and warrantholders will have an aggregate face value of approximately €360 million (approximately $490 million, based on the average exchange rate during the 30 days ending March 5, 2010 of 1.364 U.S. dollars per euro), assuming no redemptions of Liberty shares and no adjustment to the mix of stock and cash consideration is made as a result of the Prisa Rights Offering, as described below, with each convertible non-voting share having a face value of €7.331 (approximately $10.00, based on the exchange rate described above). The convertible non-voting shares will be non-voting, will receive cash dividends in the amount of 7% per annum and will be convertible (i) at the option of the holder into Prisa ordinary shares after the second anniversary of closing of the Business Combination and (ii) at the option of Prisa after the fifth anniversary of closing of the Business Combination. The conversion price of the convertible non-voting shares is €4.50 per Class A ordinary share, so that upon conversion each convertible non-voting share will be converted into 1.629195 Class A ordinary shares. The convertible non-voting shares will have a liquidation preference of €7.331 per share. The rights of the Class A ordinary shares and convertible non-voting shares of Prisa are contained in the proposed amended by-laws of Prisa to be adopted in connection with the consummation of the Business Combination.
     No fractional shares of Prisa will be allotted to any holder of Liberty Virginia common stock in the share exchange. In lieu of the issuance of any such fractional shares, each Liberty Virginia stockholder who otherwise would be entitled to receive such fractional share will receive cash.
     At the effective time of the share exchange, each outstanding warrant to purchase shares of Liberty Virginia common stock will be automatically exchanged for a combination of cash and Prisa ADSs, in accordance with the terms of the warrant amendment agreement described in more detail below.

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     Representations and Warranties
     The Business Combination Agreement contains customary representations and warranties of Prisa and Liberty relating to their respective businesses and public filings.
     Pre-Closing Covenants
     The Business Combination Agreement provides for customary pre-closing covenants, including the obligation of the parties to conduct their respective businesses in all material respects in the ordinary course, provide reasonable access to the other’s books and records, and use reasonable best efforts to cause the Business Combination to occur and not take any action that would cause the Reincorporation Merger to cease to be considered a tax-free reorganization.
     Securityholder Meetings
     Pursuant to the terms of the Business Combination Agreement, Liberty is required to promptly call (i) a meeting of its stockholders for the purpose of voting upon the Business Combination Agreement and the transactions contemplated thereby and (ii) a meeting of its warrantholders for the purpose of seeking the written consent of the warrantholders to the warrant amendment agreement described below. Prisa is required to call a meeting of its shareholders, to be held no later than one business day following the Liberty stockholders meeting, for the purpose of approving amendments to the charter and by-laws of Prisa to, among other things, (i) create the Class A ordinary shares and convertible non-voting shares, (ii) provide for the necessary increase in Prisa’s authorized capital to consummate the Business Combination and the Rights Offering described below and (iii) require the approval of holders of 75% of Prisa’s voting shares for certain fundamental matters. Pursuant to the Prisa Support Agreement described below, Rucandio, S.A. (“Rucandio”), the controlling shareholder of Prisa, has agreed to vote the Prisa shares it controls, directly or indirectly, in favor of any matter necessary to the consummation of the Business Combination and considered and voted upon by Prisa’s shareholders.
     Registration Statement
     The Business Combination Agreement provides that Prisa and Liberty will promptly prepare, and Prisa will file with the Securities Exchange Commission (the “SEC”), a registration statement on Form F-4, which registration statement will include a proxy statement of Liberty with respect to the Liberty stockholder and warrantholder meetings. Prisa and Liberty are required to use their reasonable best efforts to have such registration statement declared effective as promptly as practicable thereafter. In addition, Prisa is required to file a prospectus with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) relating to an increase in Prisa’s capital in connection with the Business Combination.
     Directors’ and Officers’ Insurance
     The Business Combination Agreement provides that, prior to the closing of the Business Combination, Liberty will purchase a “tail” on its directors’ and officers’ liability insurance policy with respect to acts or omissions occurring prior to the effective time of the share exchange, with coverage in amount and scope at least as favorable as Liberty’s existing policies and reasonably satisfactory to Prisa.
     Prisa Rights Offering
     Subject to the approval of the Prisa shareholders of the necessary increase in capital, prior to the closing of the Business Combination Prisa will conduct a rights offer to its existing shareholders to subscribe for newly issued Prisa Class A ordinary shares at a price of €3.08 per share, up to a maximum subscription amount of €150 million in the aggregate (the “Rights Offering”). Certain controlling shareholders of Rucandio have separately agreed to cause Rucandio and its subsidiaries not to participate in the Rights Offering. Therefore, the maximum number of Class A ordinary shares which are expected to be sold by Prisa in the Rights Offering is approximately 14.6 million, for proceeds of approximately €45 million.

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     Asset Dispositions
     Prisa is required to use its reasonable best efforts to carry out certain previously-announced asset and equity dispositions as promptly as practicable following the execution of the Business Combination Agreement.
     Conditions to Complete the Transaction
     The respective obligations of Prisa and Liberty to complete the Business Combination are subject to the fulfillment or waiver of mutual conditions, including:
•	receipt of the approval by the Prisa shareholders of the amendment to Prisa’s charter and the capital increase of Prisa necessary for effecting the Business Combination, the approval and adoption of the Business Combination Agreement by Liberty stockholders and the approval of the warrant amendment agreement by Liberty warrantholders;

•	the effectiveness of the registration statement with respect to the Prisa ADSs to be issued in the Business Combination under the Securities Act of 1933, as amended (the “Securities Act”) and certain related registration statements, and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the absence of any order, injunction or decree having been issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Business Combination, and the absence of any statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal the consummation of the Business Combination;

•	a prospectus relating to the issuance of the new Prisa shares having been verified by and registered with the CNMV;

•	the restructuring by Prisa of its outstanding indebtedness (the “Debt Restructuring”) substantially in accordance with the terms described in an exhibit to the Business Combination Agreement occurring substantially simultaneously with the closing, and Prisa not being in default under any of the definitive documents relating to the Debt Restructuring;

•	the amendment to Prisa’s charter to, among other things, provide for the Class A ordinary shares and convertible non-voting shares having been completed;

•	the approval of the listing of Prisa ADSs to be issued in the Business Combination on the NYSE or Nasdaq Market, as determined by Prisa in consultation with Liberty, subject to official notice of issuance; and

•	Prisa having entered into a deposit agreement with a U.S. financial institution authorized to act as depositary for the Prisa ADSs, to be selected by Prisa after consultation with Liberty.
     Each of Prisa’s and Liberty’s obligations to complete the Business Combination is also separately subject to the satisfaction or waiver of other conditions, including:

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•	the other party’s representations and warranties in the Business Combination Agreement being true and correct, except (in the case of most of the representations and warranties) where the failure to be true and correct would not have a material adverse effect on such other party;

•	the other party’s performance in all material respects of its obligations under the Business Combination Agreement; and

•	there not having occurred, since the date of the Business Combination Agreement, a material adverse effect on the other party.
     Liberty’s obligation to complete the Business Combination is also subject to the satisfaction or waiver of the following conditions:
•	Prisa having entered into an employment agreement with Juan Luis Cebrián providing for an employment term of at least three years and such other terms as are mutually acceptable to Prisa and Mr. Cebrián; and

•	Prisa issuing in the transaction the requisite number of Prisa shares as required by the share exchange and the warrant amendment agreement described below.
     Prisa’s obligation to complete the Business Combination is also subject to the satisfaction or waiver of the following conditions:
•	Liberty having not less than $900 million in cash at the closing of the Business Combination, after taking into account the deferred underwriting discounts payable to the underwriters of Liberty’s initial public offering, Liberty’s transaction expenses and other liabilities, and the $80 million in cash payable as part of the Warrant Consideration (as defined below), such $900 million being subject to reduction if the amount of cash payable as part of the Warrant Consideration increases pursuant to the terms of the warrant amendment agreement described below;
•	Liberty’s transaction expenses, including deferred underwriting discounts, not exceeding $50 million; and

•	Prisa’s controlling shareholders continuing to control not less than 30% of Prisa’s outstanding ordinary shares (after giving effect to both the transactions contemplated by the Business Combination Agreement and the Rights Offering) on a fully-diluted basis.
     Termination of the Business Combination Agreement
     The Business Combination Agreement may be terminated at any time prior to the completion of the Business Combination by the mutual written consent of Prisa and Liberty, or by either Prisa or Liberty if:
•	any order, injunction or decree is issued by any court or agency of competent jurisdiction or other legal restraint or prohibition making the Business Combination illegal or preventing the consummation of the Business Combination, or any statute, rule, regulation, order, injunction or decree has been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal the consummation of the transaction, and such action has become final and non-appealable;

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•	the requisite approval of Prisa’s shareholders or of Liberty’s stockholders is not obtained, or Liberty’s warrantholders fail to approve the warrant amendment agreement (except that a party may not terminate the Business Combination Agreement for this reason if it has not fulfilled its obligations under the Business Combination Agreement to call and conduct its meeting or meetings);

•	the transaction is not completed by December 6, 2010 (other than because of a breach of the Business Combination Agreement caused by the party seeking termination); or

•	the other party breaches the Business Combination Agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the transaction, subject to the right of the breaching party to cure the breach within 15 days following written notice (unless it is not possible due to the nature or timing for the breach for the breaching party to cure the breach).
     In addition, the Business Combination Agreement may be terminated by Liberty if Prisa does not receive, by March 15, 2010, from the agent for Prisa’s syndicated senior lenders, a notice to the effect that each of the lenders under such credit facility has consented to the terms for the restructuring of such facility agreed to between Prisa and such agent.
     In the event the Business Combination Agreement is terminated, the Business Combination agreement will become void and neither Prisa nor Liberty will have any liability under the Business Combination Agreement, except that:
•	both Prisa and Liberty will remain liable for any breach of the Business Combination Agreement; and

•	designated provisions of the Business Combination Agreement, including those regarding the payment of fees and expenses, governing law and jurisdiction, will survive the termination.
The Warrant Amendment Agreement
     In connection with, and as a condition to the consummation of, the proposed Business Combination, Liberty is proposing to amend (the “Warrant Amendment”) the terms of the Second Amended and Restated Warrant Agreement, dated as of December 6, 2007, between Liberty and Continental Stock Transfer & Trust Company (as Warrant Agent). The proposed Warrant Amendment provides that, in connection with the consummation of the transactions contemplated by the Business Combination Agreement, each Liberty warrant outstanding immediately prior to the effective time of the share exchange described above will, automatically and without any action by the warrantholder, at the effective time of the share exchange, be exchanged by Prisa and transferred by such holder to Prisa for consideration (collectively, the “Warrant Consideration”) consisting of:
•	cash in the amount of $1.0431948 per outstanding warrant to be delivered by Liberty Virginia, for a total of $80 million in cash for all warrants; and

•	Prisa ADSs representing 0.1558961 newly issued Prisa Class A ordinary shares per outstanding warrant and 0.0360319 newly issued Prisa convertible non-voting shares per outstanding warrant.
     If Prisa sells any shares in the Rights Offering and the sale of such shares would cause Prisa’s controlling shareholders to control less than 30.05% of Prisa’s outstanding ordinary shares (after giving effect to the Rights Offering and any redemptions of Liberty shares) on a fully-diluted basis, then for each Prisa Class A ordinary share sold by Prisa pursuant to the Rights

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Offering which causes Rucandio to control less than such threshold percentage, the Warrant Consideration will be adjusted as follows: for every 100,000 Warrants, the amount of cash consideration will be increased by $0.0067385, the number of Prisa Class A ordinary shares will be decreased by 0.0009478 of a share and the number of Prisa convertible non-voting shares will be decreased by 0.0002191 of a share, in each case proportionately adjusted for holdings of less than 100,000 warrants.
     As a result of the Warrant Amendment, each registered holder of warrants will cease to have any rights with respect to the warrants, other than the right to the Warrant Consideration.
     The foregoing is a summary of the material terms of the form of Warrant Amendment Agreement, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.
Prisa Transaction Support Agreement
     Concurrently with the execution of, and in order to induce Liberty to enter into, the Business Combination Agreement, Rucandio, which currently controls, directly and indirectly, approximately 70% of the outstanding ordinary shares of Prisa, entered into a transaction support agreement with Liberty (the “Prisa Support Agreement”). Pursuant to the Prisa Support Agreement, Rucandio agreed to perform all necessary acts to ensure the convening of the Prisa shareholders meeting during the first half of 2010 and to attend such meeting. At such Prisa shareholders meeting, Rucandio has agreed to vote or exercise its right to consent with respect to all ordinary shares of Prisa that it beneficially owns in favor of (i) a capital increase to complete the share exchange, (ii) a capital increase to complete the exchange of Prisa shares for Liberty warrants, (iii) approval of the issuance of convertible non-voting ordinary shares and the necessary amendments to Prisa’s organizational documents, and (iv) the appointment of a director designated by Liberty. Rucandio also agreed to vote the shares it controls, directly or indirectly, in favor of any other matter necessary to the consummation of the Business Combination and considered and voted upon by Prisa’s shareholders.
     The Prisa Support Agreement will terminate on the earliest to occur of (i) Rucandio exercising its right to vote pursuant to the Prisa Support Agreement, (ii) the mutual consent of Prisa and Liberty and (iii) the termination of the Business Combination Agreement pursuant to its terms.
     The foregoing is a summary of the material terms of the Prisa Support Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.
Sponsor Support Agreement
     Concurrently with the execution of, and in order to induce Prisa to enter into, the Business Combination Agreement, Liberty’s sponsors, Berggruen Acquisition Holdings Ltd and Marlin Equities II, LLC, entered into a sponsor support agreement with Prisa (the “Sponsor Support Agreement”) pursuant to which they agreed to be counted as present at the special meeting of Liberty warrantholders to consider the Warrant Amendment and to vote or exercise their right to consent with respect to all of the warrants held by each of them in favor of the Warrant Amendment.
     The Sponsor Support Agreement will terminate on the earliest to occur of (i) the consummation of the Business Combination, (ii) the mutual consent of Prisa and Liberty and (iii) the termination of the Business Combination Agreement pursuant to its terms.
     The foregoing is a summary of the material terms of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

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Termination of Co-Investment and Lock-Up Obligations
     At the request of Prisa, subject to the Business Combination being consummated, Liberty has waived the co-investment obligations of Liberty’s sponsors so as to reduce dilution to the shareholders of Prisa following consummation of the Business Combination. In addition, the underwriters of Liberty’s initial public offering have agreed, effective upon the consummation of the Business Combination, to release Liberty’s founders from the transfer restrictions that were agreed to by the founders in connection with Liberty’s initial public offering.

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EXHIBIT INDEX

Exhibit
Number	Description
2.1	Business Combination Agreement, dated as of March 5, 2010, by and between Prisa and Liberty.*

4.1	Form of Warrant Amendment Agreement.

10.1	Transaction Support Agreement, dated as of March 5, 2010, between Liberty and Rucandio (English translation).

10.2	Sponsor Support Agreement, dated as of March 5, 2010, by and among Prisa, Berggruen Acquisition Holdings Ltd and Marlin Equities II, LLC.

*	The Business Combination Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Liberty or Prisa. The representations, warranties and covenants contained in the Business Combination Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Business Combination Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Liberty, Prisa or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, and this subsequent information may or may not be fully reflected in Liberty’s or Prisa’s respective public disclosures.

Exhibit 2.1
BUSINESS COMBINATION AGREEMENT
by and between
PROMOTORA DE INFORMACIONES, S.A.

and

LIBERTY ACQUISITION HOLDINGS CORP.
Dated as of March 5, 2010

     -i-

     -ii-

     -iii-

EXHIBITS

Exhibit A	—	Form of Warrant Amendment Agreement
Exhibit B	—	Plan of Merger
Exhibit C	—	Liberty Virginia Articles
Exhibit D	—	Liberty Virginia Bylaws
Exhibit E	—	Plan of Share Exchange
Exhibit F	—	Form of Transaction Cash Certificate
Exhibit G	—	PRISA Bylaw Amendments (estatutos sociales)
Exhibit H	—	Plan of PRISA Debt Restructuring

Annex I	—	Transaction Summary
     -iv-

BUSINESS COMBINATION AGREEMENT
     BUSINESS COMBINATION AGREEMENT, dated as of March 5, 2010 (this “Agreement”), by and between Promotora de Informaciones, S.A., a Spanish sociedad anónima (“PRISA”), and Liberty Acquisition Holdings Corp., a Delaware corporation (“Liberty”).
W I T N E S S E T H :
     WHEREAS, each of PRISA and Liberty desire to enter into the strategic business combination transaction provided for herein for the purpose of effecting an increase of capital in kind of PRISA through an exchange of securities involving the delivery of all outstanding Liberty shares and warrants against newly issued shares of PRISA, which will be reflected in the books and accounts of PRISA as the subscription of such newly issued shares by a depositary bank acting in a purely fiduciary capacity for the benefit of the actual owners of the new shares of PRISA (the former share and warrant holders of Liberty) which, upon receipt of such shares, will issue American depositary shares to Liberty’s former share and warrant holders;
     WHEREAS, notwithstanding that the above-referenced increase of capital in kind of PRISA does not legally require the application of preemptive rights in favor of the existing shareholders of PRISA, the CNMV, taking into that account the parties to this Agreement desire to carry out the Reorganization (as defined below), considers it advisable to grant certain preemptive rights in favor of the existing shareholders of PRISA; and for such purposes, prior to effecting the Reorganization PRISA will submit to its shareholders for their approval an increase of capital in cash, granting the shareholders of PRISA the opportunity to subscribe for new shares on the terms described in this Agreement;
     WHEREAS, for the above purposes, (i) Liberty will, upon the terms and subject to the conditions set forth herein, merge with and into a newly formed, wholly owned Subsidiary of Liberty incorporated in the Commonwealth of Virginia (“Liberty Virginia”) under and in accordance with the Virginia Stock Corporation Act (as amended, the “VSCA”) and the Delaware General Corporation Law (as amended, the “DGCL”), with Liberty Virginia surviving such merger (the “Reincorporation Merger”), and (ii) Liberty Virginia and PRISA will, upon the terms and subject to the conditions set forth herein, undertake a statutory share exchange pursuant to the Spanish Corporation Law of 1989 (Texto Refundido de la Ley de Sociedades Anónimas aprobado por el Real Decreto Legislativo 1564/1989) (as amended, the “SCL”) and the VSCA, such that shares of Liberty Virginia will be exchanged for newly issued shares of PRISA, as a result of which Liberty Virginia will become a wholly owned Subsidiary of PRISA (the “Share Exchange” and, together with the Reincorporation Merger, the “Reorganization”);
     WHEREAS, the Reorganization is subject to certain conditions precedent set forth herein, including, among others, the requirements: (i) that fewer than thirty percent of the public shareholders of Liberty elect to exercise their right to require Liberty to redeem their shares in connection with the Reorganization, (ii) that the PRISA Control Group (as defined herein) maintain, directly or indirectly, subsequent to the consummation of the transactions contemplated herein, a minimum ownership share greater than or equal to thirty percent of the issued and outstanding share capital of PRISA on a fully diluted basis, (iii) that the Reorganization shall have been approved on the terms set forth herein by, and the necessary filings made with, the Spanish regulatory authorities and the registration of the PRISA Shares to be issued in the Reorganization shall have been cleared by the applicable United States regulatory authorities (iv) that the PRISA Shareholder Approval, the Liberty Shareholder Approval and the Liberty Warrantholder Approval (as such terms are defined herein) shall have been obtained;

     WHEREAS, for the purposes of ascertaining the view of the Spanish stock market regulatory authorities, PRISA has discussed the terms and conditions of the Reorganization with the CNMV, having prepared together with Liberty, for those purposes, the transaction summary attached hereto as Annex I;
     WHEREAS, it is the intent of the parties hereto that, for U.S. federal income tax purposes, the Reincorporation Merger shall constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code;
     WHEREAS, as an inducement to and condition to Liberty’s willingness to enter into this Agreement, certain shareholders of PRISA are entering into an agreement (the “PRISA Support Agreement”) simultaneously with the execution of this Agreement whereby, among other things, such shareholders have agreed, upon the terms and subject to the conditions set forth therein, Liberty to vote their shares of PRISA in favor of the transactions contemplated by this Agreement and the Ancillary Agreements;
     WHEREAS, as an inducement to and condition of PRISA’s willingness to enter into this Agreement, the Sponsors are entering into an agreement with PRISA (the “Sponsors Support Agreement”) simultaneously with the execution of this Agreement, whereby, among other things, such Persons have agreed to vote all of the Liberty Warrants held by such Persons in favor of the Warrant Amendment Agreement;
     WHEREAS, as an inducement to and condition of PRISA’s willingness to enter into this Agreement, Nicolas Berggruen and Martin Franklin are entering into an agreement with PRISA (the “Sponsor Indemnification Agreement”) simultaneously with the execution of this Agreement whereby, among other things, such Persons have agreed, from and after the Exchange Effective Time, to indemnify PRISA and its Affiliates with respect to certain matters; and
     WHEREAS, the parties, having completed a due diligence process with respect to the business activities of the other party and having found no impediment to proceeding with the Reorganization, desire to make certain representations, warranties and agreements in connection with the Reorganization and also to prescribe certain conditions to the Reorganization.
     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS
     1.1 Defined Terms. For purposes of this Agreement, the term:
          “Action” shall mean any legal, administrative, governmental or regulatory proceeding or other action, claim, suit, litigation, proceeding, arbitration, mediation, alternative dispute resolution procedure, audit or investigation by or before any Governmental Entity.
          “ADRs” or “American Depositary Receipts” shall mean one or more certificates evidencing the PRISA ADSs.
          “Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by agreement or otherwise, in accordance with Section 4 of the Spanish Securities Market Law (the “SSML”). In reference to Liberty, the term Affiliate shall also include Berggruen Holdings, Inc., and any director, officer or employee of any Person considered an Affiliate pursuant to this definition. For purposes of Sections 6.14 and 7.10, Affiliate shall also include any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
          “AMEX” shall mean the NYSE Amex.
          “Ancillary Agreements” shall mean the Plan of Merger, the Plan of Share Exchange, the Warrant Amendment Agreement, the PRISA Support Agreement, the Sponsor Indemnification Agreement and the Sponsors Support Agreement.
          “Assets” shall mean, with respect to any Person, all land, buildings, improvements, leasehold improvements, Fixtures and Equipment and other assets, real or personal, tangible or intangible, owned or leased by such Person or any of its Subsidiaries.
          “Business Combination” shall have the meaning as set forth in the Liberty Certificate.
          “Business Day” shall mean each day other than Saturdays, Sundays and days when commercial banks are authorized or required to be closed for business in New York, New York or Madrid, Spain.
          “Closing Date” shall mean the date on which the Closing occurs.
          “CNMV” shall mean the Comisión Nacional del Mercado de Valores de España.

          “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
          “Deferred Underwriting Discounts” shall mean the amount payable by Liberty at the Closing in full satisfaction of Liberty’s obligations under Section 2(c) of that certain underwriting agreement dated as of December 6, 2007, by and between Liberty and Citigroup Global Markets Inc. as representatives of the underwriters, as may be amended, solely for the purpose of reducing said amount, by a letter agreement to be dated prior to the Closing Date.
          “Deposit Agreement” shall mean the Deposit Agreement, to be dated as of the Closing Date, by and among PRISA, as issuer, the Depositary and the holders of the PRISA ADSs. The Deposit Agreement shall provide for the requirement under Spanish law that any holder of ADSs holding 30% or more of the voting capital stock of PRISA shall be required to make an offer for all outstanding shares of capital stock of PRISA.
          “Depositary” shall mean a U.S. financial institution authorized to act as depositary for the PRISA ADSs, to be selected by PRISA after consultation with Liberty, or any successor thereto under the Deposit Agreement.
          “Employee Benefit Plan” shall mean any employee benefit plan, program, policy, practices, or other arrangement, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.
          “Encumbrances” shall mean any claim, lien, pledge, option, right of first refusal, charge, security interest, deed of trust, mortgage, restriction or other encumbrance.
          “Environmental Laws” shall mean any international, federal, state or local Law, Order or policies relating (a) to releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials, (b) to the use, handling or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material, (c) to the treatment, storage, disposal or management of Hazardous Materials, (d) to exposure to toxic, hazardous or other controlled, prohibited or regulated substances or (e) to the transportation, release or any other use of Hazardous Materials.
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
          “EU-IFRS” shall mean the International Financial Reporting Standards as adopted by the European Union, consistently applied.
          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          “Fixtures and Equipment” shall mean, with respect to any Person, all of the furniture, fixtures, furnishings, machinery and equipment owned or leased by such Person and located in, at or upon the Assets of such Person.
          “Governmental Entity” shall mean any transnational, domestic or foreign federal, state, local or provincial court, regulatory or administrative agency, commission or other governmental authority, body or instrumentality with jurisdiction, including for the avoidance of doubt any Self-Regulatory Organizations.
          “Hazardous Materials” shall mean each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous or toxic under applicable Environmental Laws or the release of which is regulated under Environmental Laws.
          “Indebtedness” shall mean, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any cost associated with prepaying any such debt, (b) capitalized lease obligations, (c) obligations under interest rate agreements and currency agreements, (d) letters of credit, (e) the principal of and premium in respect of obligations evidenced by bonds, debentures, notes and similar instruments and all other obligations of a Person upon which interest is paid by such Person, including accrued interest, (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, (g) negative balances in bank accounts, (h) amounts in respect of checks in transit, (i) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (j) all Liabilities relating to securitization or factoring programs or arrangements, and (k) all Indebtedness of another Person referred to in clauses (a) through (j) above guaranteed (including keep well arrangements) directly or indirectly, jointly or severally, in any manner.
          “Intellectual Property” shall mean (a) inventions and discoveries, whether patentable or not, patents, patent applications and invention registrations of any type, (b) trademarks, service marks, trade dress, logos, trade names, domain names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) writings and other works, whether copyrightable or not, copyrightable works, copyrights (whether registered or not), and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, (e) software (excluding any off-the-shelf shrinkwrap, clickwrap or similar commercially available non-custom software), computerized databases and internet domain names, (f) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (g) any similar intellectual or proprietary rights.
          “IPO” shall mean the initial public offering of equity securities of Liberty.
          “IRS” shall mean the United States Internal Revenue Service or any successor agency.

          “Knowledge” shall mean with respect to (a) PRISA, the actual knowledge, after reasonable inquiry, of those individuals listed on Section 1.1(a) of the PRISA Disclosure Schedule, and (b) Liberty, the actual knowledge, after reasonable inquiry, of those individuals listed on Section 1.1(a) of the Liberty Disclosure Schedule.
          “Law” shall mean any statute, law (including common law), constitution, treaty, regulation, rule, ordinance, code, ruling, Order, license, writ injunction or decree of or by any Governmental Entity or Self-Regulatory Organization.
          “Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any applicable Law, Action or Order of a Governmental Entity and those arising under any contract, agreement, arrangement, commitment or undertaking; provided, however, that for purposes of calculating Transaction Cash, the term Liabilities shall not include any amount to be paid in respect of Liberty Virginia Redemption Shares pursuant to Section 2.5 hereof.
          “Liberty Board” shall mean the Board of Directors of Liberty.
          “Liberty Certificate” shall mean the Restated Certificate of Incorporation of Liberty.
          “Liberty Material Contracts” shall mean (a) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by Liberty with the SEC, (b) any agreement relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by Liberty after the date of this Agreement of Assets with a fair market value in excess of $10,000, (c) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements, in each case relating to Indebtedness, whether as borrower or lender, in each case in excess of $10,000, other than accounts receivable and payable, or (d) any other agreement under which Liberty is obligated to make payment or incur costs in excess of $10,000 in any year and which is not otherwise described in clauses (a) — (c) above.
          “Liberty Prospectus” shall mean the final prospectus dated December 6, 2007 filed by Liberty with the SEC pursuant to Rule 424(b) on December 10, 2007.
          “Liberty Stockholder Approval” shall mean the approval of this Agreement, the Plan of Merger, Plan of Share Exchange and the transactions contemplated hereby, including the Reincorporation Merger and the Share Exchange, by the stockholders of Liberty holding a majority of the outstanding shares of Liberty Common Stock, with the shares of Liberty Common Stock held by the Sponsors to be voted in accordance with the vote of a majority of the shares of Liberty Common Stock issued in the IPO; provided that less than 31,050,000 shares of Liberty Common Stock (such number constituting 30% of the shares of Liberty Common Stock that were issued in the IPO) are voted by the holder(s) thereof against the Reorganization and with respect to which such holder(s) validly elect redemption of their shares pursuant to Article Fourth, Subsection B of the Liberty Certificate (including delivering such shares as contemplated by Section 2.5 hereof).

          “Liberty Virginia Exchange Certificate” shall mean the certificate representing the shares of Liberty Virginia Common Stock to be received by PRISA pursuant to the terms of this Agreement and the Plan of Share Exchange.
          “Liberty Warrant Agreement” shall mean that certain Second Amended and Restated Warrant Agreement dated December 6, 2007 between Continental Stock Transfer & Trust Company and Liberty.
          “Liberty Warrantholder Approval” shall mean the approval by written consent, by the registered holders of a majority of the outstanding Liberty Warrants, of the Warrant Amendment Agreement.
          “Liberty Warrants” shall mean warrants to acquire shares of Liberty Common Stock issued pursuant to the terms of the Liberty Warrant Agreement.
          “Material Adverse Effect” shall mean, with respect to Liberty or PRISA, as the case may be, any event, circumstance or change which, individually or together with all other events, circumstances or changes has, or would reasonably be expected to have, a material adverse effect on (a) the business, Assets and Liabilities, financial condition or results of operations of such party and its Subsidiaries taken as a whole or (b) the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any change, event, occurrence, condition or effect relating to or arising from (i) economic or regulatory, legislative or political conditions, or securities, credit or other capital markets conditions, in each case in the United States, Spain or any foreign jurisdiction(s), (ii) changes or conditions affecting such party’s industry(s), (iii) the execution and delivery of this Agreement or the announcement thereof, (iv) changes U.S. GAAP or EU-IFRS (or any interpretations of the foregoing) applicable to Liberty or PRISA, (v) compliance by Liberty or PRISA, as applicable, with the express terms of this Agreement, including (with respect to PRISA), any actions to be taken by PRISA pursuant to Section 9.16 hereof or consistent with Exhibit H hereto) or the failure by Liberty or PRISA, as applicable, to take any action that is prohibited by this Agreement or the taking by them of any action at the request of the other party, (vi) any change, in and of itself, in the market price or trading volume of such Person’s securities, (vii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect) except, in the case of clauses (i) and (ii), that do not have a materially disproportionate impact on such party and its Subsidiaries in relation to other companies or businesses operating in the same industry and not specifically relating to Liberty or PRISA, as the case may be, or its respective Subsidiaries.
          “Order” shall mean any award, decision, stipulations, injunction, judgment, order, ruling, subpoena, writ, decree or verdict entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.
          “Organizational Documents” shall mean, with respect to any entity, the charter, certificate of incorporation, articles of incorporation, bylaws, partnership agreement, operating agreement, declaration of trust, estatutos, or other similar governing documents of such entity, including any documents designating or certifying the terms of any securities of such entity.

          “Permitted Encumbrances” shall mean (a) any and all Encumbrances which result from all statutory or other liens for Taxes or assessments and are not yet due and payable or delinquent or the validity of which is being contested in good faith by appropriate proceedings by a party hereto or any of its Subsidiaries, (b) all immaterial cashiers’, landlords’, workers’, mechanics’, carriers’, repairers’ and other similar liens imposed by applicable Law and incurred in the ordinary course of business and (c) other Encumbrances which, with respect to any particular property, individually or in the aggregate do not materially interfere with the present use of the property subject thereto or affected thereby.
          “Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, real estate investment trust, other organization (whether incorporated or unincorporated), Governmental Entity, or any other legal entity.
          “PRISA ADSs” shall mean the American Depositary Shares representing the PRISA Shares deposited by PRISA with the Depositary. PRISA ADSs may be in certificated or uncertificated form. Each “PRISA ADS-A” shall represent the right to receive such number of PRISA Class A Ordinary Shares as Liberty and PRISA shall agree prior to the Closing and each “PRISA ADS-NV” shall represent the right to receive such number of PRISA Convertible Non-Voting Shares as Liberty and PRISA shall agree prior to the Closing. “PRISA ADSs” shall mean, collectively, the PRISA ADS-As and the PRISA ADS-NVs, and shall include any ADSs issued pursuant to the Warrant Amendment Agreement.
          “PRISA Board” shall mean the Board of Directors of PRISA.
          “PRISA Bridge Lenders” shall mean the Bridge Lenders as that term is defined in Exhibit H hereto.
          “PRISA Class A Ordinary Shares” shall mean Class A Ordinary Shares of PRISA newly created pursuant to the PRISA Bylaw Amendments.
          “PRISA Control Group” shall mean Rucandio S.A., a Spanish sociedad anónima, holding directly or indirectly a 70.067% interest in PRISA as of the date hereof.
          “PRISA Convertible Non-Voting Shares” shall mean convertible shares (acción sin voto convertible) of PRISA newly created pursuant to the PRISA Bylaw Amendments.
          “PRISA Lenders” shall mean, collectively, the PRISA Bridge Lenders and the PRISA Syndicated Lenders.
          “PRISA Rights” shall mean any securities, options, warrants, call rights, commitments, agreements, arrangements or undertakings of any kind to which PRISA or any of its Subsidiaries is bound obligating PRISA or any of its Subsidiaries to issue, deliver, sell or cause to be issued, delivered or sold, any shares of PRISA Capital Stock or any other equity interests of PRISA or other voting securities of PRISA or obligating PRISA to issue, grant, extend or enter into any such security, option, warrant, call right, commitment, agreement, arrangement or undertaking or any stock appreciation rights or other contractual rights the value of which is derived from the financial performance of PRISA or the value of PRISA Capital Stock.

          “PRISA Shares” shall mean the PRISA Class A Ordinary Shares and PRISA Convertible Non-Voting Shares.
          “PRISA Stock Plans” shall mean any stock option or similar plan of PRISA or any of its Subsidiaries.
          “PRISA Syndicated Senior Lenders” shall mean the lenders under that certain Syndicated Facilities Loan Agreement, dated as of May 19, 2006, as amended.
          “Registration Statements” shall mean PRISA’s Registration Statement on Form F-4 (the “F-4”) for the registration under the Securities Act of the PRISA Shares and PRISA ADSs, which shall include the Proxy Statement, the Depositary’s Registration Statements on Form F-6 (the “F-6s”) for the registration under the Securities Act of the PRISA ADSs and PRISA’s Registration Statement on Form 8-A (the “8-A12(b)”) for the registration under Section 12(b) of the Exchange Act of the PRISA Shares and the PRISA ADSs, as each may be amended from time to time.
          “Representative” shall mean, with respect to any Person, that Person’s officers, directors, employees, financial advisors, agents or other representatives.
          “SIBE” shall mean the Spanish Continuous Market Exchange (Sistema de Interconexion Bursatil-Español).
          “SEC” shall mean the United States Securities and Exchange Commission.
          “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          “Selected Stock Exchange” shall mean the Nasdaq Market or the New York Stock Exchange, Inc. to be selected by PRISA after consultation with Liberty.
          “Self-Regulatory Organization” means any material securities exchange, any clearing house, any other securities exchange, futures exchange, securities market any other exchange or corporation or similar self-regulatory body or organization, in each case with competent jurisdiction.
          “Sponsor Co-Investment” shall mean the agreement of the Sponsors to purchase additional Liberty units pursuant to those certain Amended and Restated Sponsors’ Warrant and Co-Investment Units Subscription Agreements, each dated December 6, 2007, by and between each of the Sponsors, on one hand, and Liberty, on the other.
          “Sponsors” shall mean Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC.
          “Subsidiary” shall mean, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (a) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such Person holds a majority of the equity economic interest.

          “Tax” or “Taxes” shall mean all transnational, domestic, foreign, federal, state, local or provincial taxes, levies, fees, imposts, assessments, impositions or other similar government charges, including income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, commercial rent or withholding (including dividend withholding and withholding required pursuant to Section 1445 and 1446 of the Code or any similar provision of any other Tax Law or regulation), occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty or other taxes (including those imposed by any Governmental Entity), including interest, penalties and additions (to the extent applicable) thereto, whether disputed or not.
          “Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.
          “Taxing Authority” shall mean any Governmental Entity charged with the administration of any Law, rule or regulation relating to Taxes.
          “Third Party” shall mean any Person other than PRISA, Liberty, Liberty Virginia and their respective Affiliates.
          “Transaction Cash” shall mean, in each case as of the Closing, (i) the sum of the Trust Account Balance plus the amount of cash held in Liberty Virginia’s operating account less (ii) the sum of (w) Deferred Underwriting Discounts, (x) the aggregate amount of all Liberty Liabilities whenever or however arising and whether or not the same would be required by generally accepted accounting principles to be reflected as a liability in financial statements or disclosed in the notes thereto, (y) Liberty Transaction Expenses and (z) $80,000,000 in respect of the Warrant Exchange, as such amount may be adjusted pursuant to Section 6.2.2 of the Warrant Amendment Agreement, without duplication.
          “Transfer Taxes” shall mean any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes (together with any related interest, penalties or additions thereto).
          “Trust Account Balance” as of a specified time, shall mean the aggregate cash value of all assets held in the Trust Account at such time.

          “U.S. GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
          “Warrant Amendment Agreement” shall mean that certain Amendment No. 1 to the Liberty Warrant Agreement to be entered into by and among Continental Stock Transfer & Trust Company, PRISA, Liberty and Liberty Virginia in substantially the form attached hereto as Exhibit A.
          “Warrant Exchange” shall mean (1) the exchange of the Liberty Warrants in consideration for PRISA ADSs delivered by PRISA and (2) the delivery of cash by Liberty Virginia, in accordance with the Warrant Amendment Agreement.
     1.2 Glossary of Other Defined Terms. The following sets forth the location of definitions of capitalized terms defined in this Agreement:

Term	Section
8-A12(b)	Definition of Registration Statements
Agreement	Introduction
Asset Dispositions	9.16
Authorized Agent	12.10(b)
Board Reports	9.1(d)
Cash	4.2(e)
Closing	3.10
Commercial Registry	3.4(a)
Confidentiality Agreement	9.2(d)
Debt Restructuring	10.1(f)
Deed of In-Kind Capital Increase	3.4(a)
Deed of Subscription Capital Increase	9.18
DGCL	Recitals
EAR	7.19
Exchange Agent	4.1
Exchange Agreement	4.1
Exchange Effective Time	3.4(a)
Exchange Fund	4.1
F-4	Definition of Registration Statements
F-6	Definition of Registration Statements
FCPA	7.18
IM Trust Agreement	6.16(b)
ITAR	7.19
Lease	7.21
Liberty	Introduction
Liberty Board Recommendation	9.3(a)
Liberty Capital Stock	6.2(a)
Liberty Common Certificate	2.4(b)
Liberty Common Stock	2.4(a)
Liberty Disclosure Schedule	Article VI
Liberty Financial Statements	6.5(b)

Term	Section
Liberty Preferred Stock	6.2(a)
Liberty SEC Reports	6.5(a)
Liberty Stockholder Meeting	9.3(a)
Liberty Virginia	Recitals
Liberty Virginia Articles	2.7
Liberty Virginia Bylaws	2.8
Liberty Virginia Common Certificates	2.4(b)
Liberty Virginia Common Stock	2.4(a)
Liberty Virginia Redemption Shares	2.5
Liberty Virginia Stockholder	3.5
Liberty Warrantholder Meeting	9.3(c)
Liberty Warrantholders	4.1
Maximum PRISA Class A Ordinary Shares	9.3(b)
Maximum PRISA Convertible Non-Voting Shares	9.3(b)
Maximum Subscription Shares	9.3(d)
OECD	7.18
Per Share Consideration	3.5(a)
Plan of Merger	2.2
Plan of Share Exchange	3.3(a)
PRISA	Introduction
PRISA ADS-A	Definition of PRISA ADS
PRISA ADS-NV	Definition of PRISA ADS
PRISA Bylaw Amendments	9.3(d)
PRISA Capital Stock	7.2(a)
PRISA CNMV Reports	7.5(a)
PRISA Disclosure Schedule	Article VII
PRISA Distribution	4.2(b)
PRISA Financial Statements	7.5(b)
PRISA In-Kind Prospectus	3.2
PRISA Licensed Intellectual Property	7.14(c)
PRISA Material Contracts	7.12(a)
PRISA Owned Intellectual Property	7.14(b)
PRISA Permits	7.17
PRISA Prospectuses	9.1(d)
PRISA Rights Offer	9.18
PRISA Rights Offer Approvals	9.3(d)
PRISA Shareholder Approval	9.3(d)
PRISA Shareholder Meeting	9.3(d)
PRISA Significant Subsidiaries	7.2(b)
PRISA Subscription Prospectus	9.1(d)
PRISA Support Agreement	Recitals
Proxy Statement	6.4
Regulatory Agreement	7.20
Reincorporation Effective Time	2.2
Reincorporation Merger	Recitals
Reorganization	Recitals

Term	Section
Restraints	10.1(d)
Schedules	12.12
SCL	Recitals
Share Exchange	Recitals
Shareholder Transfer Taxes	9.12
Spanish Pension Plan	7.10(a)
Sponsor Indemnification Agreement	Recitals
Sponsors Support Agreement	Recitals
SSML	Definition of Affiliate
Surviving Corporation	2.1
Termination Date	11.1(d)
Transaction Cash Certificate	3.8
Transaction Expense	12.2
Trust Account	6.16(a)
Trust Account Documents	6.16(b)
Trustee	6.16(a)
Voting Debt	7.2(a)
VSCA	Recitals
Warrant Consideration	3.7
ARTICLE II
THE REINCORPORATION MERGER
     2.1 The Reincorporation Merger. On the Closing Date, upon the terms and subject to the conditions of this Agreement, in accordance with the DGCL and the VSCA, at the Reincorporation Effective Time, Liberty shall merge with and into Liberty Virginia. Liberty Virginia shall be the surviving corporation (the “Surviving Corporation”) in the Reincorporation Merger and shall continue its corporate existence under the Laws of the Commonwealth of Virginia. Upon consummation of the Reincorporation Merger, the separate corporate existence of Liberty shall terminate.
     2.2 Reincorporation Effective Time. The Reincorporation Merger shall become effective in accordance with the Agreement and Plan of Merger attached hereto as Exhibit B (the “Plan of Merger”), to be filed by Liberty Virginia with the Virginia State Corporation Commission, on the Closing Date upon the later of (i) the time that is specified in the certificate of merger relating to the Reincorporation Merger to be issued by the Virginia State Corporation Commission and (ii) the time of the filing of the certificate of merger, to be filed by Liberty with the Secretary of State of the State of Delaware, in accordance with the DGCL (the “Reincorporation Effective Time”).
     2.3 Effects of the Reincorporation Merger. At and after the Reincorporation Effective Time, the Reincorporation Merger shall have the effects set forth in this Agreement, the Plan of Merger, the DGCL and the VSCA.

     2.4 Conversion of Liberty Common Stock.
          (a) Subject to Section 2.5, at the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of Liberty, Liberty Virginia or any holder of common stock, par value $0.0001 per share, of Liberty (“Liberty Common Stock”), (i) each share of Liberty Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Common Stock”), (ii) each share of Liberty Common Stock held in the treasury of Liberty immediately prior to the Reincorporation Effective Time shall be canceled, and (iii) each share of Liberty Virginia Common Stock issued and outstanding or held in treasury immediately prior to the Reincorporation Effective Time shall be canceled.
          (b) All of the shares of Liberty Common Stock converted into shares of Liberty Virginia Common Stock pursuant to Section 2.4(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Reincorporation Effective Time, and each certificate previously representing any such shares (a “Liberty Common Certificate”) shall thereafter represent, without the requirement of any exchange thereof, that number of shares of Liberty Virginia Common Stock into which such shares of Liberty Common Stock represented by such Liberty Common Certificate have been converted pursuant to Section 2.4(a) (such certificates following the Reincorporation Merger, the “Liberty Virginia Common Certificates”).
     2.5 Redemptions. Each share of Liberty Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time with respect to which a stockholder of Liberty shall have (a) validly exercised its redemption rights pursuant to Article Fourth, Subsection B of the Liberty Certificate and (b) at or prior to the Liberty Stockholder Meeting either tendered (and not subsequently withdrawn) its certificate(s) representing all shares of Liberty Common Stock held by such stockholder to the Trustee or delivered (and not subsequently withdrawn) all shares of Liberty Common Stock held by such stockholder to the Trustee electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the stockholder’s option, shall be converted into shares of Liberty Virginia Common Stock which shall automatically be deemed to have exercised redemption rights pursuant to the Liberty Virginia Articles and, therefore, shall represent only the right to have such shares of Liberty Virginia Common Stock redeemed for cash, in an amount per share calculated in accordance with such Article Fourth, Subsection B of the Liberty Certificate and the parallel provision in the Liberty Virginia Articles (the “Liberty Virginia Redemption Shares”). Following the Reincorporation Effective Time and immediately prior to the Exchange Effective Time, Liberty Virginia shall redeem the Liberty Virginia Redemption Shares in accordance with such provisions of the Liberty Certificate and the Liberty Virginia Articles (which shares thereupon shall be cancelled and shall cease to exist), the redemption payment in respect of which Liberty Virginia shall have instructed the Trustee to disburse, upon completion of the Reorganization, directly from Trust funds to the holders of the Liberty Virginia Redemption Shares. As of the consummation of the Reorganization, all such Liberty Virginia Redemption Shares shall no longer be outstanding, and each holder of any such Liberty Virginia Redemption Shares shall cease to have any rights with respect thereto, except the right to receive the cash payments referred to in the immediately preceding sentence.

     2.6 Warrants. Pursuant to Section 4.4 of the Liberty Warrant Agreement, Liberty and Liberty Virginia shall take all requisite action such that, at the Reincorporation Effective Time, each Liberty Warrant that is outstanding shall cease to represent a right to acquire shares of Liberty Common Stock and shall thereafter automatically be a warrant to acquire a number of shares of Liberty Virginia Common Stock equal to the number of shares of Liberty Common Stock subject to such Liberty Warrant immediately prior to the Reincorporation Effective Time on the same terms and conditions and otherwise subject to the provisions of the Liberty Warrant Agreement.
     2.7 Articles of Incorporation. Upon the terms and subject to the conditions of this Agreement, at the Reincorporation Effective Time, the Articles of Incorporation of Liberty Virginia in effect immediately prior to the Reincorporation Merger (in the form attached hereto as Exhibit C, the “Liberty Virginia Articles”) shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.
     2.8 ByLaws. Upon the terms and subject to the conditions of this Agreement, at the Reincorporation Effective Time, the Bylaws of Liberty Virginia in effect immediately prior to the Reincorporation Merger (in the form attached hereto as Exhibit D, the “Liberty Virginia Bylaws”) shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.
     2.9 Tax and Accounting Consequences. It is intended that the Reincorporation Merger shall constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.
     2.10 Board of Directors; Management. The directors and officers of Liberty immediately prior to the Reincorporation Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Liberty Virginia Bylaws until their respective successors are duly elected or appointed and qualified or their earlier resignation.
ARTICLE III
THE INCREASE IN CAPITAL IN KIND OF PRISA AND THE SHARE EXCHANGE
     3.1 The Increases in Capital of PRISA. Prior to the Closing, in accordance with Section 9.3(d) of this Agreement, PRISA shall hold the PRISA Shareholder Meeting for the purposes of approving (a) an increase in the share capital of PRISA in accordance with Articles 153.1(a) and 155 of the SCL, against a contribution in kind (Aumento con aportaciones no dinerarias), consisting of Liberty Virginia Common Stock and the Liberty Warrants and (b) an increase of capital in cash in respect of the PRISA Rights Offer (as defined below). The PRISA Board shall execute the decision taken by the PRISA Shareholder Meeting promptly following the PRISA Shareholder Meeting.
     3.2 The PRISA In-Kind Prospectus. In order to effectuate the increase of capital in kind contemplated by this Agreement, a PRISA prospectus (Folleto) shall be filed promptly following the PRISA Shareholder Approval and shall be subject to approval by the CNMV (the “PRISA In-Kind Prospectus”).

     3.3 Exchange Effective Time; Effect of the Share Exchange.
          (a) The Share Exchange shall become effective, immediately following the Reincorporation Effective Time, in accordance with the Plan of Share Exchange attached hereto as Exhibit E (the “Plan of Share Exchange”) on the Closing Date at the time that is specified in the certificate of share exchange to be issued by the Virginia State Corporation Commission with respect to the Plan of Share Exchange (the “Exchange Effective Time”).
          (b) Promptly following the Exchange Effective Time, PRISA shall provide to the Depositary the PRISA Shares issued in accordance with Section 3.4(b) and the Warrant Amendment Agreement.
          (c) At the Exchange Effective Time, by virtue of the Share Exchange and as set forth in this Agreement, the Plan of Share Exchange and Sections 13.1-717 and 13.1-721 of the VSCA, PRISA shall automatically become the holder and owner of 100% of the outstanding shares of the Liberty Virginia Common Stock, with the former holders of such outstanding shares being entitled to receive only the Per Share Consideration as provided for in Section 3.5. Liberty Virginia shall deliver to PRISA, at the Exchange Effective Time, the Liberty Virginia Exchange Certificate representing PRISA’s ownership of all such outstanding shares of Liberty Virginia Common Stock, free and clear of all Encumbrances, in exchange for the aggregate Per Share Consideration.
          (d) At and after the Exchange Effective Time, the Share Exchange shall have the effect set forth in the VSCA and the separate corporate existence of each of Liberty Virginia and PRISA shall continue and all shares of Liberty Virginia Common Stock issued and outstanding (other than the Liberty Virginia Redemption Shares, all of which shall have been cancelled) shall, by virtue of the Share Exchange, continue to be issued and outstanding shares and shall be owned and held by PRISA, and Liberty Virginia shall deliver the Liberty Virginia Exchange Certificate evidencing such shares to PRISA.
     3.4 Deed of Capital Increase.
          (a) At the Exchange Effective Time, upon receipt of the Liberty Virginia Exchange Certificate, PRISA shall register such increase in share capital pursuant to a Deed of Capital Increase (the “Deed of In-Kind Capital Increase”) granted before a Spanish Notary with the Commercial Registry (Registro Mercantil) of the Province of Madrid (the “Commercial Registry”).
          (b) The Deed of In-Kind Capital Increase, as registered with the Commercial Registry, shall be delivered to the Spanish Settlement and Clearing System (Iberclear), the SIBE and to the CNMV, at which time the PRISA Shares issued in exchange for the shares of Liberty Virginia Common Stock shall be (i) registered in the name of the Depositary or its nominee by Iberclear for the account of the former Liberty Virginia Stockholders and the Liberty Warrantholders, and for the admission to listing on the SIBE and to the Selected Stock Exchange for approval of listing, subject to issuance, of the PRISA ADSs and (ii) delivered in the form of PRISA ADSs evidenced by ADRs, with each PRISA ADS-A representing such number of PRISA Class A Ordinary Shares as Liberty and PRISA shall agree prior to the Closing and each PRISA ADS-NV representing such number of PRISA Convertible Non-Voting Shares as Liberty and PRISA shall agree prior to the Closing. Each PRISA ADS shall be issued in accordance with the Deposit Agreement to be entered into prior to the closing by the Depositary and PRISA, after consultation with Liberty.

     3.5 Exchange of Liberty Virginia Common Stock. At the Exchange Effective Time, by virtue of the Share Exchange and without any further action on the part of PRISA, Liberty Virginia or any holder of Liberty Virginia Common Stock (a “Liberty Virginia Stockholder”):
          (a) Subject to Section 4.2(e), each share of Liberty Virginia Common Stock (other than the Liberty Virginia Redemption Shares) shall be exchanged for (i) 1.547154 PRISA Class A Ordinary Shares and (ii) 0.35759 PRISA Convertible Non-Voting Shares, in each case free and clear of any Encumbrances (together, the “Per Share Consideration”). The PRISA Shares shall then be registered and the ADRs delivered pursuant to Section 3.4(b).
          (b) If, between the date of this Agreement and the Exchange Effective Time, PRISA, Liberty or Liberty Virginia undergoes a reorganization, recapitalization, reclassification, issues a stock dividend, or effects a stock split or reverse stock split, or other similar change in capitalization (other than the Reincorporation Merger), an appropriate and proportionate adjustment shall be made to the Per Share Consideration and Warrant Consideration in order to preserve the economic benefits of the Reorganization to the parties.
     3.6 PRISA Capital Stock. At and after the Exchange Effective Time, each share of PRISA Capital Stock issued and outstanding immediately prior to the Closing Date shall remain an issued and outstanding share of PRISA Capital Stock and shall not be affected by the Share Exchange.
     3.7 Warrants Exchange. At the Exchange Effective Time, PRISA shall exchange its securities for all Liberty Warrants that are outstanding immediately prior thereto, in consideration for (a) the delivery by PRISA of PRISA Shares and (b) the payment by Liberty Virginia of cash, in each case in accordance with the terms of the Warrant Amendment Agreement (collectively, the “Warrant Consideration”), and PRISA shall receive from Liberty Virginia an omnibus certificate representing all of the Liberty Warrants from Liberty Virginia.
     3.8 Trust Arrangements. Not later than 48 hours prior to the Closing, Liberty shall deliver to the Trustee advance notice of the Exchange Effective Time in the form required by the IM Trust Agreement, a copy of such notice to be provided to PRISA promptly following such delivery. Liberty shall use its reasonable best efforts to cause the Trustee to provide, not later than 48 hours prior to the Closing, a written confirmation to PRISA and Liberty confirming the Trust Account Balance as of such time to be released upon Closing in accordance with directions provided or to be provided by Liberty. Not later than 48 hours prior to the Closing, Liberty shall deliver to PRISA a certificate signed by the Chief Executive Officer of Liberty in the form of Exhibit F attached hereto (the “Transaction Cash Certificate”), which shall set forth the amount of Transaction Cash along with a schedule setting forth in reasonable detail the allocation of the Trust Account Balance in excess of the Transaction Cash.

     3.9 Disbursement of Funds. Immediately prior to the Closing, Liberty shall instruct the Trustee to disburse funds, upon completion of the Reorganization, from the Trust Account to the Depositary (to be held for the benefit of Liberty Virginia) in an amount equal to Transaction Cash less the cash required by the Liberty Certificate to be paid to the holders of Liberty Virginia Redemption Shares. The Depositary shall hold such funds until such time as it receives the PRISA Shares pursuant to Section 4.1 and upon such receipt shall disburse such funds to Liberty Virginia.
     3.10 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Reincorporation Merger and the Share Exchange (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than five business days after the satisfaction (or, to the extent permitted by Law or regulation, waiver by all parties) of the conditions set forth in Section 10.1, or, if on such day any condition set forth in Section 10.2 or 10.3 has not been satisfied (or, to the extent permitted by Law or regulation, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article X shall have been satisfied and in no event prior to the completion of the PRISA Rights Offer (or, to the extent permitted by Law or regulation, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between PRISA and Liberty.
ARTICLE IV
PROCEDURE FOR THE DELIVERY OF PRISA ADRs AND PAYMENT OF WARRANTS
     4.1 PRISA to Make Shares Available. Following delivery of the PRISA shares pursuant to Section 3.4 (a) PRISA shall (i) instruct the Depositary to issue PRISA ADSs representing the PRISA Shares and deposit ADRs evidencing such PRISA ADSs with an exchange agent reasonably acceptable to both PRISA and Liberty, as exchange agent (or with such other bank or trust company as Liberty and PRISA may agree) (the “Exchange Agent”), to be held by the Exchange Agent for the benefit of the former Liberty Virginia Stockholders (other than holders of the Liberty Virginia Redemption Shares) and registered holders of Liberty Warrants (the “Liberty Warrantholders”) until such time as such Liberty Virginia Stockholders and Liberty Warrantholders surrender their shares and warrants for exchange by the Exchange Agent in accordance with this Article IV, and (ii) deposit with the Exchange Agent any Cash to be paid in accordance with Section 4.2(e), and (b) Liberty shall prior to the Exchange Effective Time direct the Trustee to deposit, directly from Trust funds to be released at the Exchange Effective Time, with the Exchange Agent the cash payable to the Liberty Warrantholders pursuant to the Warrant Amendment Agreement (the PRISA ADSs, Cash and such cash at the direction of Liberty collectively referred to herein as the “Exchange Fund”). The foregoing actions shall be pursuant to an Exchange Agreement in form and substance reasonably satisfactory to Liberty and PRISA (the “Exchange Agreement”).
     4.2 Exchange of Shares and Warrants.

          (a) As soon as practicable after the Exchange Effective Time, and in no event later than five Business Days thereafter, the Exchange Agent shall mail to each Liberty Virginia Stockholder of record (other than former holders of the Liberty Virginia Redemption Shares) and each registered Liberty Warrantholder (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Liberty Virginia Common Certificates and Liberty Warrants shall pass, only upon delivery of the Liberty Virginia Common Certificates or Liberty Warrants, as applicable, to the Exchange Agent and (ii) instructions for effecting the surrender of the Liberty Virginia Common Certificates in exchange for PRISA ADS and, if any, Cash and the surrender of the Liberty Warrants in exchange for the Warrant Consideration (as defined below). Upon proper surrender to the Exchange Agent of a Liberty Virginia Common Certificate or Liberty Warrant for exchange and cancellation, together with such properly completed letter of transmittal, duly executed, such Liberty Virginia Stockholder or Liberty Warrantholder shall be entitled to receive in exchange therefor an ADR representing that number of whole PRISA ADSs in book entry form to which such securityholder shall have become entitled pursuant to the provisions of Article III and the Warrant Amendment Agreement, Cash, if any, and, in the case of Liberty Warrantholders cash pursuant to the terms of the Warrant Amendment Agreement.
          (b) No dividends or other distributions, if any, declared with respect to PRISA Shares and to which the holder of any unsurrendered Liberty Virginia Common Certificate or Liberty Warrant would otherwise have become entitled (a “PRISA Distribution”) shall be paid to the holder of any such unsurrendered Liberty Virginia Common Certificate or Liberty Warrant until the holder thereof shall surrender such Liberty Virginia Common Certificate or Liberty Warrant in accordance with this Article IV. After the surrender and exchange of a Liberty Virginia Common Certificate or Liberty Warrant in accordance with this Article IV, the record holder thereof shall be entitled to receive from PRISA any such PRISA Distribution, without any interest thereon, that theretofore had become payable with respect to the applicable PRISA Shares.
          (c) If ADRs representing PRISA ADSs are to be issued in a name other than that in which the Liberty Virginia Common Certificate or Liberty Warrant surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Liberty Virginia Common Certificate or Liberty Warrant so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of ADRs representing PRISA ADSs in any name other than that of the registered holder of the Liberty Virginia Common Certificate or Liberty Warrant surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
          (d) After the Exchange Effective Time, there shall be no transfers on the stock transfer books of Liberty Virginia of the shares of Liberty Virginia Common Stock or Liberty Warrants that were issued and outstanding immediately prior to the Exchange Effective Time by any Person that was a registered holder of such shares prior to the Exchange Effective Time.
          (e) No dividend or distribution with respect to the Per Share Consideration shall be payable on or with respect to any fractional share, and fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of PRISA. In lieu of the issuance of any such fractional share, PRISA shall pay to each former Liberty Virginia Stockholder or Liberty Warrantholder who otherwise would be entitled to receive a PRISA ADS representing such fractional share an amount in cash (the ”Cash”) (i) in the case of a fraction of a PRISA Class A Ordinary Share, determined by multiplying (x) the average closing price of PRISA ordinary shares on the SIBE for the ten full SIBE trading days prior to the Closing Date (excluding the Closing Date) by (y) the fraction of a share (rounded to the nearest hundredth when expressed in decimal form) which such holder would otherwise be entitled to receive pursuant to Section 3.5(a) and (ii) in the case of a fraction of a PRISA Convertible Non-Voting Share, equal to the face amount corresponding to such fraction of a PRISA Convertible Non-Voting Share.

          (f) Any portion of the Exchange Fund that remains unclaimed by the Liberty Virginia Stockholders or the Liberty Warrantholders for six months after the Exchange Effective Time shall be returned to PRISA. Any former Liberty Virginia Stockholders or Liberty Warrantholders who have not theretofore complied with this Article IV shall thereafter look only to PRISA for payment of the Per Share Consideration, Warrant Consideration, any Cash and any PRISA Distribution, in each case, without any interest thereon. Notwithstanding the foregoing, none of Liberty, Liberty Virginia, PRISA, the Exchange Agent, the Depositary or any other person shall be liable to any former holder of shares of Liberty Virginia Common Stock or Liberty Warrants for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.
          (g) In the event any Liberty Virginia Common Certificate or Liberty Warrant shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Liberty Virginia Common Certificate or Liberty Warrant to be lost, stolen or destroyed and, if reasonably required by PRISA, the posting by such person of a bond in such amount as PRISA may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Liberty Virginia Common Certificate or Liberty Warrant, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Liberty Virginia Common Certificate or Liberty Warrant, the Per Share Consideration or Warrant Consideration and any Cash to which the holder is entitled.
          (h) PRISA shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the Warrant Amendment Agreement to any Liberty Virginia Stockholder or Liberty Warrantholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law. To the extent that amounts are so withheld by PRISA, such withheld amounts shall be treated for all purposes of this Agreement and the Warrant Amendment Agreement as having been paid to the Liberty Virginia Stockholder or Liberty Warrantholder in respect of which such deduction and withholding was made by PRISA.
ARTICLE V
AMENDMENT OF PRISA ORGANIZATIONAL DOCUMENTS
     At the PRISA Shareholders Meeting, following the PRISA Shareholder Approval, PRISA will amend its bylaws (estatutos sociales) substantially as set forth in Exhibit G attached hereto with such changes as PRISA and Liberty may reasonably agree.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF LIBERTY
     Except (i) as set forth in the disclosure schedule delivered by Liberty to PRISA concurrently with the execution of this Agreement (the “Liberty Disclosure Schedule”), (ii) as a result of the application of Section 12.12 or (iii) as disclosed in any Liberty SEC Reports filed with the SEC prior to the date of this Agreement and publicly available on EDGAR (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Liberty represents and warrants to PRISA as follows:
     6.1 Organization and Qualification. Liberty is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware with the corporate power and authority to own and operate its business as presently conducted. Liberty is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the ownership or operation of its properties or the nature of its activities makes such qualification necessary, except for such failures of Liberty to be so qualified as would not have a Material Adverse Effect on Liberty.
     6.2 Capitalization.
          (a) The authorized capital stock of Liberty consists of (i) 215,062,500 shares of Liberty Common Stock, of which 129,375,000 shares are issued and outstanding as of the date hereof and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Liberty Preferred Stock” and together with the Liberty Common Stock, the “Liberty Capital Stock”), of which none are issued or outstanding. All of the issued and outstanding shares of Liberty Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and were issued free of preemptive rights.
          (b) Section 6.2(b) of the Liberty Disclosure Schedule sets forth, as of the date hereof, the number of issued and outstanding Liberty Warrants, the exercise prices with respect thereto and the number of shares of Liberty Common Stock into which such Liberty Warrants are exercisable, none of which are exercisable until following the consummation of a Business Combination. Except (i) as set forth in this Section 6.2, (ii) as described on Section 6.2(b) of the Liberty Disclosure Schedule, (iii) as described in the Liberty Prospectus, and (iv) as contemplated in this Agreement or any Ancillary Agreement, there are no securities, options warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Liberty is a party or by which it is bound obligating Liberty to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Liberty Common Stock or any other equity interests of Liberty or other voting securities of Liberty or obligating Liberty to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking and Liberty has not granted any share appreciation rights or any other contractual rights the value of which is derived from the financial performance of Liberty or the value of the Liberty Common Stock or any other equity interests of Liberty, and Liberty is not a party to any other agreement, arrangement or understanding with respect to its capital stock or other securities.

          (c) Liberty has no Subsidiaries as of the date hereof and as of the Closing Date shall not have any Subsidiaries other than Liberty Virginia, and Liberty does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other interest in any Person.
     6.3 Authority; Liberty Board Approvals No Violation.
          (a) Liberty has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject only to the receipt of the Liberty Stockholder Approval and the Liberty Warrantholder Approval, has full corporate power and authority to consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which Liberty is a party have been duly and validly executed and delivered by Liberty and (assuming due authorization, execution and delivery by PRISA and any other parties thereto) constitute valid and binding obligations of Liberty, enforceable against Liberty in accordance with their terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
          (b) The execution and delivery of this Agreement and the Ancillary Agreements to which Liberty is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by unanimous vote of the Liberty Board. The Liberty Board has determined and resolved, and at no point subsequent to such resolution revoked or altered or modified such resolution in a way that would undermine its effect, that: (i) the transactions contemplated by this Agreement and the Ancillary Agreements will, when executed upon their terms as set forth herein and therein, constitute a Business Combination and (ii) the Sponsor Co-Investment be waived by Liberty with the effect that no Sponsor Co-Investment will occur before or after the Reorganization. Pursuant to the foregoing resolutions and others as may be necessary, the Liberty Board has directed that the Reorganization be submitted to Liberty’s stockholders for adoption at a special meeting and that the Warrant Amendment Agreement be submitted to holders of Liberty Warrants for adoption at a meeting of such holders of Liberty Warrants. Except for the Liberty Stockholder Approval and Liberty Warrantholder Approval, no other corporate proceedings on the part of Liberty are necessary to approve this Agreement or the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.
          (c) Neither the execution and delivery by Liberty of this Agreement and the Ancillary Agreements to which Liberty is a party nor the consummation by Liberty of the transactions contemplated hereby or thereby, nor compliance by Liberty with any of the terms or provisions hereof or thereof, will (i) subject to obtaining the Liberty Stockholder Approval, violate any provision of the Liberty Organizational Documents or (ii) assuming that the consents and approvals referred to in Section 6.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, or Order applicable to Liberty or any of its Assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation or require consent or give rise to a right of first refusal under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective Assets of Liberty under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Liberty is a party, or by which it or any of its Assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which would not have a Material Adverse Effect on Liberty. No consent or waiver of the underwriters for the IPO is required in connection with this Agreement or the transactions contemplated hereby, other than those that have been obtained and consent to the amendment contemplated in the definition of Deferred Underwriting Discounts.

     6.4 Consents and Approvals. Except for (a) the filing with the SEC of the proxy statement (as it may be amended from time to time, the “Proxy Statement”) in definitive form relating to the Liberty Stockholder Meeting and Liberty Warrantholder Meeting and the filing and declaration of effectiveness of the Registration Statements, and any filings required under applicable state securities or “blue sky” Laws, (b) the filing of the certificate of merger and other appropriate merger documents as required by the DGCL and the filing of the articles of merger and articles of share exchange and other appropriate merger and share exchange documents required by the VSCA and the issuance by the Virginia State Corporation Commission of the certificate of merger and certificate of exchange pursuant to the VSCA and (c) the Liberty Stockholder Approval and Liberty Warrantholder Approval, no consents or approvals of or filings or registrations with any Governmental Entity, or of or with any third party, are necessary in connection with the execution and delivery by Liberty of this Agreement, any Ancillary Agreement to which it is a party or the consummation by Liberty of the transactions contemplated hereby and thereby and compliance by Liberty with any of the provisions hereof or thereof, other than those the failure of which to obtain or make would not have a Material Adverse Effect on Liberty.
     6.5 SEC Reports and Financial Statements.
          (a) Liberty has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements required to be filed by it with the SEC since the IPO (collectively, the “Liberty SEC Reports”). As of their respective dates, with respect to the Liberty SEC Reports filed pursuant to the Exchange Act, and as of their respective effective dates, as to the Liberty SEC Reports filed pursuant to the Securities Act, the Liberty SEC Reports (i) complied, or with respect to those not yet filed, will comply, in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, and (ii) did not, or with respect to those not yet filed, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.
          (b) Each of the balance sheets included in or incorporated by reference into the Liberty SEC Reports (including the related notes and schedules) fairly presents, in all material respects, the financial position of Liberty as of its date, and each of the statements of income, stockholders’ equity and cash flows of Liberty included in or incorporated by reference into the Liberty SEC Reports (including any related notes and schedules) (collectively, the “Liberty Financial Statements”) fairly presents, in all material respects, the results of operations and cash flows, as the case may be, of Liberty for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with U.S. GAAP, except as may be noted therein and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act. Each of the Liberty Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

          (c) Liberty has no Liabilities that would be required to be reflected on, or reserved against in, a balance sheet of Liberty or in the notes thereto, prepared in accordance with U.S. GAAP, except for (i) Liabilities that were so reserved on, or reflected in (including the notes to), the consolidated balance sheet of Liberty as of December 31, 2009, (ii) Liabilities arising in the ordinary course of business (including trade indebtedness) since December 31, 2009 and (iii) Liabilities which would not have a Material Adverse Effect on Liberty.
          (d) The books and records of Liberty have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
     6.6 Broker’s Fees. Except as set forth on Section 6.6 of the Liberty Disclosure Schedule, neither Liberty nor any of its officers or directors has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements.
     6.7 Absence of Certain Changes or Events. Except as set forth on Section 6.7 of the Liberty Disclosure Schedule, from December 31, 2009, Liberty has conducted its business in all material respects in the ordinary and usual course consistent with past practices, and there has not been any change in Liberty’s business, operations, condition (financial or otherwise), results of operations or Assets or Liabilities, except for changes which would not have a Material Adverse Effect on Liberty.
     6.8 Legal Proceedings. Except as set forth in the Liberty SEC Reports filed prior to the date of this Agreement, there is no Action (i) instituted, (ii) pending and served upon Liberty, or (iii) to the Knowledge of Liberty, pending and not served on Liberty or threatened in writing, in each case against Liberty or any of its Assets which would have a Material Adverse Effect on Liberty, nor is there any outstanding judgment, decree or injunction, in each case against Liberty or any of its Assets.
     6.9 Taxes and Tax Returns. Except as would not have a Material Adverse Effect on Liberty, (a) Liberty has prepared and timely filed (taking into account any extension of time within which to file), or have had timely filed on its behalf, all Tax Returns required to be filed by it and all such filed Tax Returns are true, complete and accurate in all respects, (b) Liberty has paid all Taxes that are required to be paid by it prior to the Closing Date or, with respect to Taxes not yet due and payable, has established in the financial statements of Liberty adequate reserves in accordance with U.S. GAAP for the payment of such Taxes, (c) all deficiencies asserted or assessed by a Taxing Authority against Liberty have been paid in full or are adequately reserved in the financial statements of Liberty in accordance with U.S. GAAP, (d) as of the date of this Agreement, there are not pending or, to the Knowledge of Liberty, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes and there are no currently effective waivers (or requests for waivers) of the time to assess any Taxes or Tax deficiencies, (e) there are no Encumbrances for Taxes on any of the Assets of Liberty other than Permitted Encumbrances and those set forth on Section 6.9 of the Liberty Disclosure Schedule, (f) no power of attorney granted by Liberty with respect to Taxes is currently in force, (g) Liberty has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code, (h) Liberty (y) is not a party to or is not bound by any Tax sharing, allocation or indemnification agreement or (z) does not have any Liability for Taxes of any other Person (other than Liberty) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of any Tax Law), as a transferee or successor, by contract or otherwise, and (i) Liberty has not participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

     6.10 Compliance. Liberty is in compliance with all transnational, domestic, foreign, federal, state, provincial and local Laws, rules and regulations applicable to its operations or with respect to which compliance is a condition of engaging in the business thereof, except to the extent that failure to comply would not have a Material Adverse Effect on Liberty.
     6.11 Contracts.
          (a) Section 6.11 of the Liberty Disclosure Schedule contains a complete and accurate list of all Liberty Material Contracts to which Liberty is a party in effect as of the date hereof. Each such Liberty Material Contract has been delivered to, or made available for review by, PRISA and is a true and correct copy of such Liberty Material Contract (including all amendments thereto).
          (b) (i) There is no breach or violation of or default by Liberty under any of such Liberty Material Contracts, except such breaches, violations and defaults as have been waived, and (ii) no event has occurred with respect to Liberty or, to the Knowledge of Liberty, with respect to a Third Party, which, with notice or lapse of time or both, would constitute a breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of an Encumbrance, prepayment or acceleration under any of such Liberty Material Contract, except, in the case of clause (i) and (ii) above, as would not have a Material Adverse Effect on Liberty.
     6.12 Intellectual Property. Except for its corporate name and domain name, Liberty does not own, license or otherwise have any right, title or interest in any Intellectual Property whether or not registered.
     6.13 Labor Matters. Liberty is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Liberty and Liberty does not know of any activities or proceedings of any labor union to organize such employees. At all times, Liberty has not had any employees, common law or otherwise, and Liberty has not made any offers of employment or entered into any agreement, oral or written, to hire, retain or appoint any employee, officer, director or consultant in the future.
     6.14 Employee Benefit Plans. Liberty does not maintain, and does not have any Liability under or with respect to, any Employee Benefit Plan. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not (a) result in any compensatory payment (including severance, unemployment compensation, golden parachute, bonus, or otherwise) becoming due from Liberty to any employee, officer, director or consultant of Liberty or its Affiliates, or (b) result in the acceleration of the time of payment or vesting of any such compensatory payments.

     6.15 Insurance. Liberty has in effect insurance coverage with reputable insurers or is self-insured, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size, nature of business and operations to Liberty which are engaged in Liberty’s industry.
     6.16 Trust Account.
          (a) As of the date of this Agreement, Liberty has no less than $1,022,000,000 in cash. All of such funds are held in either (i) a trust account (the “Trust Account”) established by Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) and invested in (1) Treasury Bills issued by the United States, have a maturity of 180 days’ or less, and/or (2) open ended money market fund(s) selected by Liberty meeting the conditions of Sections (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, as determined by Liberty and (ii) an operating account. The Liberty Prospectus accurately described how such funds are to be invested, held and released from the Trust Account in all material respects.
          (b) Liberty is party to an investment management trust agreement (the “IM Trust Agreement”) with the Trustee pursuant to which the Trustee has established the Trust Account for the net proceeds from Liberty’s IPO (the “Trust Account Documents”) and there are no other agreements or understandings between Liberty and the Trustee in relation to the Trust Account and the funds therein.
          (c) Subject to the terms and conditions of the IM Trust Agreement and the Trust Account Documents, the Trustee has full and exclusive power and authority to invest and reinvest the assets of the Trust Account and to release the Assets of the Trust Account, net of any payments to Liberty Stockholders who validly elect to have their shares redeemed by Liberty and the payment of all deferred underwriting discounts and commissions, to Liberty.
     6.17 Affiliate Transactions. Except as set forth in Section 6.17 of the Liberty Disclosure Schedule, from December 12, 2007 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Liberty, on the one hand, and any Affiliates of Liberty or other Persons, on the other hand, that have not been so disclosed in the Liberty SEC Reports, and there are no loans by Liberty to any of its officers, directors or Affiliates.
     6.18 No Additional Representations. PRISA acknowledges that neither Liberty, its officers, directors or stockholders, nor any Person has made any representation or warranty, express or implied, or any kind, including any representation or warranty as to the accuracy or completeness of any information regarding Liberty furnished or made available to PRISA and any of its Representatives, in each case except as expressly set forth in this Article VI (as modified by the Liberty Disclosure Schedule) or as otherwise provided herein.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES
OF PRISA
     Except (i) as set forth in the disclosure schedule delivered by PRISA to Liberty concurrently with the execution of this Agreement (the “PRISA Disclosure Schedule”), (ii) as a result of the application of Section 12.12 or (iii) as disclosed in any PRISA CNMV Reports filed with the CNMV prior to the date of this Agreement and publicly available (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), PRISA represents and warrants to Liberty as follows:
     7.1 Corporate Organization.
          (a) PRISA is a sociedad anónima duly organized, validly existing and in good standing under the Laws of the Kingdom of Spain, with the requisite power and authority to own and operate its business as presently conducted. PRISA is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the ownership or operation or its properties or the nature of its activities makes such qualification necessary, except for such failures of PRISA to be so qualified or in good standing as would not have a Material Adverse Effect on PRISA. PRISA has previously made available to Liberty true and correct copies of its Organizational Documents as in effect on the date hereof.
          (b) Each Subsidiary of PRISA is a company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, with the corporate, partnership or limited liability company power and authority to own and operate its business as presently conducted. Each Subsidiary of PRISA is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership or operation or its properties or the nature of its activities makes such qualification necessary, except for such failures of such Subsidiary to be so qualified or in good standing as would not have a Material Adverse Effect on PRISA. PRISA has previously made available to Liberty true and correct copies of the respective Organizational Documents of each PRISA Significant Subsidiary as in effect on the date hereof.
     7.2 Capitalization.
          (a) As of the date hereof, the issued share capital of PRISA is EUR 21,913,550, represented by 219,135,500 ordinary shares, nominal value of EUR 0.10 each (the “PRISA Capital Stock”). All of the issued and outstanding shares of the PRISA Capital Stock have been, and all of the PRISA Shares to be delivered as Per Share Consideration and Warrant Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights arising out of the PRISA Organizational Documents or any contract binding upon

PRISA, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of PRISA or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which PRISA shareholders may vote (“Voting Debt”). As of the date of this Agreement, except pursuant to this Agreement or the Ancillary Agreements, PRISA does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the issuance of shares of PRISA Capital Stock, Voting Debt or any other equity securities of PRISA or any securities representing the right to have any share of PRISA Capital Stock issued, Voting Debt or any other equity securities of PRISA issued.
          (b) Section 7.2(b) of the PRISA Disclosure Schedule includes a true, accurate and complete list of each Subsidiary of PRISA that is a “Significant Subsidiary” within the meaning of Regulation S-X promulgated under the Exchange Act (“PRISA Significant Subsidiaries”). PRISA owns its shares or equity ownership interests in the PRISA Subsidiaries free and clear of any Encumbrances other than pledges of shares to the PRISA’s Lenders, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No PRISA Significant Subsidiary is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such PRISA Significant Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such PRISA Significant Subsidiary. There are no voting, sale, transfer or other similar agreements to which any PRISA Significant Subsidiary is a party with respect to the capital stock of such PRISA Subsidiary or any other securities of any such PRISA Significant Subsidiary that are convertible or exchangeable into or exercisable for shares of the capital stock of any PRISA Significant Subsidiary. Neither PRISA nor any of the PRISA Significant Subsidiaries is party to any operating agreement, stockholders agreement, joint venture agreement, voting agreement or other similar agreement or arrangement in connection with a material investment of PRISA or any PRISA Significant Subsidiary.
     7.3 Authority; No Violation.
          (a) PRISA has full corporate power and authority to execute, deliver and perform its rights under this Agreement and the Ancillary Agreements to which it is a party and, subject only to the receipt of the PRISA Shareholder Approval and the PRISA Rights Offer Approvals, will have full corporate power and authority to consummate the transactions contemplated hereby and thereby. Subject to the PRISA Board approving the calling of the PRISA Shareholder Meeting and setting the agenda therefor, the PRISA Shareholder Approval and the PRISA Rights Offer Approvals, no other corporate proceedings on the part of PRISA are necessary to approve this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby other than the resolutions of the PRISA Board approving the increase of the capital of PRISA against contribution in kind of the shares of Liberty Virginia Common Stock and the increase of the capital of PRISA against a contribution in cash in respect of the PRISA Rights Offer. Neither a withdrawal or a modification of the PRISA Board’s recommendation relating to this Agreement and the Ancillary Agreements or any of the transactions contemplated hereby or thereby will affect PRISA’s obligation or ability to call or convene the meeting of its shareholders referred to above. This Agreement and the Ancillary Agreements to which PRISA is a party have been duly and validly executed and delivered by PRISA and (assuming due authorization, execution and delivery by Liberty and any other party thereto) constitute valid and binding obligations of PRISA, enforceable against PRISA in accordance with their terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

          (b) Neither the execution and delivery by PRISA of this Agreement or the Ancillary Agreements to which PRISA is a party nor the consummation by PRISA of the transactions contemplated hereby or thereby, nor compliance by PRISA with any of the terms or provisions hereof or thereof, will (i) subject to obtaining the PRISA Shareholder Approval, violate any provision of the Organizational Documents of PRISA or any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 7.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, or Order applicable to PRISA or any of PRISA’s Subsidiaries or any of their respective Assets or (B) other than the consent of PRISA’s Lenders, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation or require consent or give rise to a right of first refusal under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective Assets of PRISA or PRISA’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PRISA or any of PRISA’s Subsidiaries is a party, or by which they or any of their respective Assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which would not have a Material Adverse Effect on PRISA.
     7.4 Consents and Approvals. Except for (a) the filing with the SEC of the Proxy Statement and declaration of effectiveness of Registration Statements, and any filings required under applicable state securities or “blue sky” Laws, (b) the filing of the articles of share exchange and other appropriate documents as required by the VSCA and the issuance by the Virginia State Corporation Commission of the certificate of share exchange pursuant to the VSCA, (c) receipt of the PRISA Shareholder Approval and the PRISA Rights Offer Approvals,(d) the registration with and verification by the CNMV of the PRISA Prospectuses, (e) the filing of the Deed of In-Kind Capital Increase against contribution in kind declaring that the capital increase has been subscribed by the shareholders of Liberty Virginia, the filing of the necessary auditors’ report and the filing of the necessary report of the expert designated by the Commercial Registry relating to the fair value of the assets acquired by PRISA in the Share Exchange, (f) the filing of the Deed of Subscription Capital Increase against a contribution in cash, (g) the registration of the PRISA Shares and the PRISA Class A ordinary Shares to be issued in connection with the PRISA Rights Offer in book entry form with the SIBE, (h) the authorization of the listing of PRISA Shares and the PRISA Class A Ordinary Shares to be issued in connection with the PRISA Rights Offer on the SIBE by the CNMV and the Managing Companies of the Spanish Stock Exchanges and (i) the filing with and approval of the Selected Stock Exchange for admission to listing, subject to issuance, of the PRISA ADS-As and the PRISA ADS-NVs on such exchange, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by PRISA of this Agreement or any Ancillary Agreement to which it is a party, the consummation by PRISA of the transactions contemplated hereby and thereby and compliance by PRISA with any of the provisions hereof and thereof, other than those the failure of which to obtain or make would not have a Material Adverse Effect on PRISA.

     7.5 CNMV Reports and Financial Statements.
          (a) PRISA has filed with the CNMV all forms, reports, schedules, notices, documents, registration statements, definitive proxy statements and other information required to be filed by it with the CNMV since January 1, 2007 (as amended since the time of their filing and prior to the date of this Agreement, the “PRISA CNMV Reports”) and to the extent not publicly available has heretofore made available to Liberty complete and correct copies of all such material forms, reports, schedules, notices, documents, registration statements, proxy statements and other information required by applicable Law to be so filed. As of their respective dates, (x) the PRISA CNMV Reports (including, but not limited to, any financial statements or schedules included or incorporated by reference therein) complied, in all material respects with the requirements of CNMV and applicable Law, as the case may be, to such PRISA CNMV Reports, and (y) none of the PRISA CNMV Reports contained, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.
          (b) PRISA has previously made available to Liberty true and correct copies of (i) the consolidated balance sheet of PRISA and its Subsidiaries for each of the fiscal years ended December 31, 2007 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for such periods and (ii) the unaudited consolidated balance sheet of PRISA and its Subsidiaries for the fiscal year ended December 31, 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for such period, in the case of fiscal year ended 2007 and 2008, accompanied by the audit report of Deloitte, S.A., independent public accountants with respect to PRISA (collectively, the “PRISA Financial Statements”) (including the related notes, where applicable). The PRISA Financial Statements (including the related notes and schedules) fairly present in all material respects the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of PRISA and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited statements, to normal year-end audit adjustments). Each of the PRISA Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SIBE and the CNMV with respect thereto and each of the PRISA Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with EU-IFRS, except, in each case, as indicated in such statements or in the notes thereto.
          (c) PRISA has no Liabilities that would be required to be reflected on, or reserved against in, a balance sheet of PRISA or in the notes thereto, prepared in accordance with EU-IFRS except for (i) Liabilities that were so reserved on, or reflected in (including the notes to), the consolidated balance sheet of PRISA as of December 31, 2009, (ii) Liabilities arising in the ordinary course of business (including trade indebtedness) since such date and (iii) Liabilities which would not have a Material Adverse Effect on PRISA.

          (d) The books and records of PRISA and the PRISA Significant Subsidiaries have been, and are being, maintained in all material respects in accordance with EU-IFRS and any other applicable legal and accounting requirements and reflect only actual transactions.
     7.6 Broker’s Fees. Except for Violy & Co., neither PRISA nor any of its Subsidiaries, nor any of their respective officers or directors, has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements.
     7.7 Absence of Certain Changes or Events.
          (a) Except as publicly disclosed in PRISA CNMV Reports filed prior to the date hereof, since December 31, 2009, no event or events have occurred that have had a Material Adverse Effect on PRISA.
          (b) Except as publicly disclosed in PRISA CNMV Reports filed prior to the date hereof, from December 31, 2009, to the date of this Agreement, PRISA and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary and usual course, consistent with past practices.
     7.8 Legal Proceedings.
          (a) Except as publicly disclosed in PRISA CNMV Reports filed prior to the date hereof, neither PRISA nor any of its Subsidiaries is a party to any, and there are no pending or, to PRISA’s Knowledge, threatened in writing, Actions against PRISA or any of its Subsidiaries which, if adversely determined, would have a Material Adverse Effect on PRISA.
          (b) As of the date of this Agreement, there is no injunction, Order, judgment, decree, or regulatory restriction imposed upon PRISA, any of the PRISA Significant Subsidiaries or the Assets of PRISA or any of its Subsidiaries that has a Material Adverse Effect on PRISA.
     7.9 Taxes and Tax Returns. Except as would not have a Material Adverse Effect on PRISA, (i) PRISA and each of its Subsidiaries has prepared and timely filed (taking into account any extension of time within which to file), or have had timely filed on its behalf, all Tax Returns required to be filed by it and all such filed Tax Returns are true, complete and accurate in all respects, (ii) PRISA and each of its Subsidiaries has paid all Taxes that are required to be paid by it prior to the Closing Date or, with respect to Taxes not yet due and payable, has established in the financial statements of PRISA adequate reserves in accordance with EU-IFRS for the payment of such Taxes, (iii) all deficiencies asserted or assessed by a Taxing Authority against PRISA or any of its Subsidiaries have been paid in full or are adequately reserved in the financial statements of PRISA in accordance with EU-IFRS, (iv) as of the date of this Agreement, there are not pending or, to the Knowledge of PRISA, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes and there are no currently effective waivers (or requests for waivers) of the time to assess any Taxes or Tax deficiencies, (v) there are no Encumbrances for Taxes on any of the Assets of PRISA or any of its Subsidiaries other than Permitted Encumbrances and those set forth on Section 7.9 of the PRISA Disclosure Schedule, and (vi) no power of attorney granted by PRISA or any of its Subsidiaries with respect to Taxes is currently in force.

     7.10 Employees.
          (a) Except as for set forth on Section 7.10(a) of the PRISA Disclosure Schedule, PRISA does not sponsor, maintain and/or have any Liability under or with respect to any material Employee Benefit Plan. PRISA has made available to Liberty copies of: (i) the current documentation and rules for the Pension Plan of Union Radio (including any draft amendments) (the “Spanish Pension Plan”), (ii) the most recently prepared explanatory booklets and material written announcements relating to the Spanish Pension Plan and (iii) the actuarial report for the Spanish Pension Plan (if applicable) for each of the last two years. Except as would not have a Material Adverse Effect on PRISA, the Spanish Pension Plan (x) complies with the minimum funding requirement under the Spanish Law 8/1997 of June 8, the Spanish Royal Decree 1307/1998 of September 30, both regulations as amended, (y) there no unfunded benefit obligations which have not been accrued or otherwise properly disclosed in accordance with EU-IFRS, and (z) has been administered in accordance with its terms and applicable Law.
          (b) Except as set forth on Section 7.10(b) of the PRISA Disclosure Schedule or as required by applicable Law, since December 31, 2009, neither PRISA nor any of its Subsidiaries has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice, materially increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2009, granted any material severance or termination pay, entered into any contract to make or grant any such severance or termination pay, or paid any bonus other than the customary year-end bonuses for fiscal 2009 in amounts consistent with past practice or (ii) granted any stock appreciation rights or granted any rights to acquire any shares of its capital stock to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under the PRISA Stock Plans.
          (c) Except as would not have a Material Adverse Effect on PRISA:
     (i) PRISA and its Subsidiaries have paid all of the payments due to their employees, as well as their respective national insurance contributions in accordance with applicable Law;
     (ii) No employee, manager, officer or director of PRISA or its Subsidiaries has the right to obtain compensation of any kind that exceeds the minimum amount generally established by applicable Law in case of termination of employment or unfair dismissal or to receive prior notice longer than the minimum established by applicable Law prior to termination of employment for any reason;
     (iii) PRISA and its Subsidiaries are in full compliance with the applicable Laws and regulations concerning labor issues, social security and occupational hazards prevention, as well as with the applicable collective bargaining agreements in force;

     (iv) Section 7.10(c) of the PRISA Disclosure Schedule sets forth each collective bargaining agreement to which PRISA or any PRISA Subsidiary is currently a party. No such collective bargaining agreement is presently being negotiated and none of PRISA nor any PRISA Subsidiary is in material breach of any collective bargaining agreement. Within the past three (3) years, there has been no labor strike, work stoppage, slowdown, lockout or other labor controversy in effect with respect to PRISA or any PRISA Subsidiary, or, to the Knowledge of PRISA, threatened against PRISA or any PRISA Subsidiary and each of PRISA and each PRISA Subsidiary is in material compliance with all notification and bargaining obligations arising under any collective bargaining agreement or statute; and
     (v) None of the service agreements (“contratos de arrendamiento de obra” or “contratos de arrendamiento de servicio”) entered into at any time by PRISA or its Subsidiaries covers up or has covered up a labor relationship or may be construed as doing so.
     7.11 Compliance with Applicable Law. PRISA and each of its Subsidiaries have complied with, and are not in default under, any applicable Law relating to PRISA or any of its Subsidiaries, except for such noncompliance or default that would not have a Material Adverse Effect on PRISA.
     7.12 Certain Contracts.
          (a) As of the date of this Agreement, neither PRISA nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors or executive officers, other than in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or stockholder approval of the transactions contemplated by this Agreement and the Ancillary Agreements will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due to any officer or employee of PRISA or any of its Subsidiaries, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed, in whole or part, after the date of this Agreement, (iv) which materially restricts the conduct of any line of business by PRISA or any of its Subsidiaries or upon consummation of the Share Exchange will materially restrict the business of PRISA or any of its Subsidiaries, or (v) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated or modified, by the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement and the Ancillary Agreements, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement and the Ancillary Agreements. Each contract, arrangement, commitment or understanding of the type described in this Section 7.12(a), whether or not set forth in the PRISA Disclosure Schedule, is referred to herein as a “PRISA Material Contract,” and neither PRISA nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of the above by any of the other parties thereto, which has had a Material Adverse Effect on PRISA. PRISA has previously made available to Liberty true and correct copies of all PRISA Material Contracts, including all schedules, exhibits, annexes and amendments thereto.

          (b) (i) As of the date of this Agreement, each PRISA Material Contract is valid and binding on PRISA or any Subsidiary of PRISA, as applicable, and in full force and effect, (ii) PRISA and each Subsidiary of PRISA has performed all obligations required to be performed by it to date under each PRISA Material Contract, except where such noncompliance would not have a Material Adverse Effect on PRISA, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of PRISA or any Subsidiary of PRISA under any such PRISA Material Contract, except where such default would not have a Material Adverse Effect on PRISA.
     7.13 Environmental Matters. Except as would not have a Material Adverse Effect on PRISA, PRISA and its Subsidiaries are in material compliance with, and do not have any material Liability under, any applicable Environmental Laws or any material Liability with respect to or as a result of the presence, discharge, generation, treatment, storage, handling, removal, disposal, transportation or release of any Hazardous Material. There are no Actions seeking to impose, or that could reasonably result in the imposition, on PRISA or any of its Subsidiaries of any Liability arising under any Environmental Law pending and served, or to the Knowledge of PRISA threatened in writing, against PRISA or any of its Subsidiaries, which Liability would have a Material Adverse Effect on PRISA. To the Knowledge of PRISA, there is no reasonable basis for any such Action that would impose any such Liability that would have a Material Adverse Effect on PRISA. Neither PRISA nor any of its Subsidiaries is subject to any agreement, Order, letter or memorandum by or with any Governmental Entity or Third Party imposing any Liability with respect to the foregoing that would have a Material Adverse Effect on PRISA.
     7.14 Intellectual Property; Proprietary Rights; Employee Restrictions. Except as would not have a Material Adverse Effect on PRISA:
          (a) the conduct of the business of the PRISA and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any Third Party, and no claim has been asserted to PRISA or any Subsidiary of PRISA that the conduct of the business of the PRISA and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any Third Party;
          (b) with respect to each material item of Intellectual Property owned by PRISA or a PRISA Subsidiary (“PRISA Owned Intellectual Property”), PRISA or a PRISA Subsidiary is the owner of the entire right, title and interest in and to such PRISA Owned Intellectual Property and is entitled to use such PRISA Owned Intellectual Property in the continued operation of its respective business;
          (c) with respect to each material item of Intellectual Property licensed to PRISA or a PRISA Subsidiary (“PRISA Licensed Intellectual Property”), PRISA or a PRISA Subsidiary has the right to use such PRISA Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such PRISA Licensed Intellectual Property;

          (d) the PRISA Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part;
          (e) no person is engaging in any activity that infringes upon the PRISA Owned Intellectual Property;
          (f) each license of the PRISA Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect;
          (g) no party to any license of the PRISA Licensed Intellectual Property is in breach thereof or default thereunder;
          (h) neither the execution of this Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby will adversely affect any of the rights of PRISA or its Subsidiaries with respect to the PRISA Owned Intellectual Property or the PRISA Licensed Intellectual Property;
          (i) PRISA and each of its Subsidiaries has taken all reasonable measures to protect and preserve the security and confidentiality of its trade secrets and other confidential information;
          (j) all employees and consultants of PRISA or its Subsidiaries involved in the design, review, evaluation or development of products or Intellectual Property have executed nondisclosure and assignment of inventions agreements to protect the confidentiality of PRISA’s trade secrets and other confidential information and to vest in PRISA exclusive ownership of such Intellectual Property rights;
          (k) all trade secrets and other confidential information of PRISA are not part of the public domain or knowledge, nor have they been misappropriated by any Person having an obligation to maintain such trade secrets or other confidential information in confidence for PRISA; and
          (l) no employee or consultant of PRISA or any of its Subsidiaries has used any trade secrets or other confidential information of any other Person in the course of his work for PRISA or any such Subsidiary.
     7.15 Insurance.
          (a) PRISA and its Subsidiaries have in effect insurance coverage with reputable insurers or are self-insured, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size, nature of business and operations to PRISA and its Subsidiaries which are engaged in PRISA’s and its Subsidiaries’ industry.
          (b) Except as would not have a Material Adverse Effect on PRISA, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither PRISA nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the Knowledge of PRISA, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

     7.16 Permits and Licenses. PRISA and each of its Subsidiaries has all permits and licenses (collectively, the “PRISA Permits”) that are necessary for it to operate its business and to own and use its Assets in compliance with all Laws applicable to such operation, ownership and use, except where such noncompliance would not have a Material Adverse Effect on PRISA. All of the PRISA Permits are validly held by PRISA and its Subsidiaries and are in full force and effect, except where such validity would not have a Material Adverse Effect on PRISA. Except as set forth on Section 7.17 of the PRISA Disclosure Schedule or would not have a Material Adverse Effect on PRISA, no PRISA Permit will be subject to suspension, modification, revocation, cancellation, termination or nonrenewal as a result of the execution, delivery or performance of this Agreement or the Ancillary Agreements to which PRISA is party and the consummation of the transactions contemplated hereby and thereby. Except as would not have a Material Adverse Effect on PRISA, PRISA and each of its Subsidiaries has complied in all material respects with all of the terms and requirements of the PRISA Permits.
     7.17 Transactions with Affiliates. From January 1, 2008 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between PRISA or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of PRISA) of PRISA or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or the PRISA CNMV Reports and that have not been so disclosed in the PRISA CNMV Reports or Section 7.17 of the PRISA Disclosure Schedule.
     7.18 Anti-Corruption. To the Knowledge of PRISA, no agent, Affiliate, employee or other Person associated with or acting on behalf of PRISA, directly or indirectly, has in the past offered to pay or provide or have or will pay or provide anything of value in the form of any unlawful contribution, gift, entertainment or other unlawful expense to any foreign official or foreign political party in any polity for the purpose of gaining or retaining business or obtaining any unfair advantage, nor violated any provision of the U.S. Foreign Corrupt Practices Act, as amended (“FCPA”); the United Nations Convention Against Corruption (GA Res. 58/4, UN Doc. A/58/422 (2003)), nor the Organization for Economic Co-operation and Development (“OECD”) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, Dec. 17, 1997, DAFFE/IME/BR(97)20, nor made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.
     7.19 Export Controls and Economic Sanctions. PRISA is in compliance in all material respects with all applicable export control statutes, regulations, decrees, guidelines and policies of the United States Government and the government of any country in which PRISA or any PRISA Subsidiary conducts a material amount of business, including the International Traffic In Arms Regulations (“ITAR”) (22 C.F.R. Parts 120-130 (2009)) of the U.S. Department of State; the Export Administration Regulations (“EAR”) (15 C.F.R. Parts 730-774 (2009)) of the U.S. Department of Commerce; the U.S. antiboycott regulations and guidelines, including those under the EAR and U.S. Department of the Treasury regulations; the various economic sanctions regulations and guidelines of the U.S. Department of the Treasury, Office of Foreign Assets Control, and the USA Patriot Act (Title III of Pub. L. 107-56, signed into law October 26, 2001), as amended or any other similar provision of applicable Law.

     7.20 Agreements with Governmental Entities. Neither PRISA nor any PRISA Subsidiary is subject to any order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of association with, or is party to any commitment letter or other similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, any Governmental Entity that restricts in any material respect the conduct of its business or that relates to its management (each, a “Regulatory Agreement”), nor, has PRISA or any PRISA Subsidiary been advised by any Governmental Entity that it is considering issuing or requiring any such Regulatory Agreement.
     7.21 Properties. Except as would not have a Material Adverse Effect on PRISA and except to the extent PRISA has, in the ordinary course of business, subsequently disposed of such property or assets or caused the termination or allowed to expire such leasehold interests, PRISA and each PRISA Subsidiary has good title to, or valid leasehold interest in: (a) all its property and assets reflected in the PRISA Financial Statements or acquired after December 31, 2009, (b) none of such property or assets is subject to any Encumbrance except Permitted Encumbrances and those set forth on Section 7.21 of the PRISA Disclosure Schedule, and (c) (i) each lease, sublease or license under which PRISA or any PRISA Subsidiary leases, subleases or licenses any real property (each, a “Lease”) is valid and in full force and effect and (ii) neither PRISA nor any PRISA Subsidiary, nor to the Knowledge of PRISA any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease and neither PRISA nor any PRISA Subsidiary has received any written notice that it has breached, violated or defaulted under any Lease.
     7.22 No Additional Representations. Liberty acknowledges that neither PRISA, its officers, directors, employees or stockholders, nor any Person has made any representation or warranty, express or implied, or any kind, including any representation or warranty as to the accuracy or completeness of any information regarding PRISA and its Subsidiaries furnished or made available to Liberty and any of its Representatives, in each case except as expressly set forth in this Article VII (as modified by the PRISA Disclosure Schedule) or as otherwise provided herein.
ARTICLE VIII
COVENANTS RELATING TO CONDUCT OF BUSINESS
     8.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Exchange Effective Time, except as expressly contemplated by this Agreement (including the PRISA Disclosure Schedule and the Liberty Disclosure Schedule) or the Ancillary Agreements, each of Liberty and PRISA shall and shall cause each of their respective Subsidiaries to, (a) conduct its business in all materials respects in the ordinary course and (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees.

     8.2 Liberty Forbearances. Without limiting the generality of Section 8.1, during the period from the date of this Agreement and continuing to the earlier of the termination of this Agreement or the Exchange Effective Time, except as set forth in the Liberty Disclosure Schedule and except as expressly contemplated by this Agreement or the Ancillary Agreements, Liberty shall not, and Liberty shall cause Liberty Virginia not to, without the prior written consent of PRISA (which consent shall not be unreasonably withheld):
          (a) amend, adopt or propose any amendment to, its Organizational Documents;
          (b) other than Liberty Virginia, create any Subsidiary or acquire any capital stock, membership interest, partnership interest, joint venture interest or other interest in any Person;
          (c) (i) issue, pledge or sell, or propose or authorize or commit to the issuance, pledge or sale of, or grant any options or other awards with respect to, shares of Liberty Common Stock or Liberty Virginia Common Stock or any other of Liberty’s or Liberty Virginia’s securities or make any other agreements with respect to, any of Liberty’s or Liberty Virginia’s shares of capital stock or any other of Liberty’s or Liberty Virginia’s securities including any such agreement to repurchase, redeem or otherwise acquire any such shares, (ii) amend, waive or otherwise modify any of the terms of any warrant or authorize cash payments in exchange for any warrant, or (iii) adopt or implement any stockholder rights plan;
          (d) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of Liberty’s or Liberty Virginia’s stock or beneficial interests;
          (e) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose or agree to redeem or purchase or otherwise acquire, any shares of Liberty’s or Liberty Virginia’s stock or beneficial interests, or any of Liberty’s or Liberty Virginia’s other securities;
          (f) (i) increase in any manner the compensation or benefits payable or to become payable to any of its current or former directors, officers, consultants or other service providers, or pay any amounts or benefits (including severance) to, or increase any amounts payable to, any such individual; (ii) hire, retain or appoint any employees, officers, directors, or consultants or other service providers; or (iii) amend, adopt, establish or terminate any Employee Benefit Plan;
          (g) (i) except as set forth in Section 8.2(g) of the Liberty Disclosure Schedule, lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose of (whether by way of merger, consolidation, sale of stock or Assets, or otherwise) any material portion of its Assets or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

          (h) (i) incur, assume or pre-pay any Indebtedness, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (iii) make any acquisition of any other Person or business or make or acquire any loans, advances or capital contributions to, or investments in, any other Person (including advances to employees), or (iv) enter into any “keep well” or other agreement to maintain the financial condition of another entity;
          (i) make, alter, revoke or rescind any material express or deemed election relating to Taxes, settle or compromise any material Action with respect to Taxes, amend in any material respect any material Tax Return except in each case as required by Law, file any income Tax Return that claims a deduction for or otherwise uses a net operating loss, or except as may be required by, or in order to conform to, applicable Law, make any change to any of its material methods of reporting income or deductions (including any change to its methods or basis of write-offs of accounts receivable) for federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2008;
          (j) fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies or, as reasonably determined by Liberty, property policies with increased coverage limits to insure all of its owned and leased real property;
          (k) make any material change to its methods of accounting as in effect on September 30, 2009 except as required by U.S. GAAP or the SEC or applicable Law, or take any action, other than usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies, unless required by U.S. GAAP or the SEC or applicable Law;
          (l) except as set forth in Section 8.2(l) of the Liberty Disclosure Schedule, enter into or amend, terminate or extend any Liberty Material Contract, or waive, release, assign or fail to enforce any material rights or claims under any Liberty Material Contract;
          (m) take, or agree to commit to take, any action that is intended to result in any of the conditions set forth in Section 10.1 or Section 10.3 not being satisfied;
          (n) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Affiliate of Liberty, other than transactions engaged in pursuant to such agreements, arrangements, or understandings as in effect on the date of this Agreement and listed on Section 6.11(a) of the Liberty Disclosure Schedule;
          (o) other than such expenses incurred in connection with or in furtherance of the transactions contemplated by this Agreement or by the Ancillary Agreements, pay or commit to pay any expenses in excess of $100,000 individually or $500,000 in the aggregate or make or commit to make any capital expenditures;
          (p) initiate, compromise, or settle any litigation or arbitration proceedings (i) involving payments by Liberty or any Subsidiary of Liberty in excess of $250,000 per litigation or arbitration, or $500,000 in the aggregate, provided that, Liberty shall not compromise or settle any litigation or arbitration proceedings which compromise or settlement involves a material conduct remedy or injunctive or similar relief or has a material restrictive impact on Liberty’s business or (ii) relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby;

          (q) with respect to Liberty Virginia, engage in any activity or business other than as contemplated by this Agreement or incident to its formation;
          (r) take any action after the delivery of the Transaction Cash Certificate that would cause the amount of Transaction Cash as of the Closing to differ in any material respect from the amount of Transaction Cash specified in the Transaction Cash Certificate; or
          (s) enter into an agreement, contract, commitment or arrangement to do any of the foregoing.
     8.3 PRISA Forbearances. Without limiting the generality of Section 8.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Exchange Effective Time, except as set forth in the PRISA Disclosure Schedule and except as expressly contemplated by this Agreement or the Ancillary Agreements, PRISA shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Liberty (which consent shall not be unreasonably withheld, conditioned or delayed):
          (a) subject to Section 9.3(d), adopt or propose any amendment to its Organizational Documents;
          (b) create any Subsidiary or acquire any capital stock, membership interest, partnership interest, joint venture interest or other interest in any Person, in any such case that could reasonably be expected to materially adversely affect the ability of PRISA to consummate the transactions contemplated hereby;
          (c) other than grants pursuant to the PRISA Stock Plans, (i) issue, pledge or sell (other than upon exercise of PRISA Rights outstanding on the date of this Agreement upon payment of the exercise price thereof and withholding of any Taxes required to be withheld), or propose or authorize the issuance, pledge or sale of, or grant any PRISA Rights or other awards with respect to shares of PRISA Capital Stock or make any other agreements with respect to, any shares of capital stock or other securities of PRISA that is material to the transactions contemplated hereby, (ii) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan of PRISA or any of its Subsidiaries, including the PRISA Rights and the PRISA Stock Plans other than in the ordinary course of business, or (iii) adopt or implement any stockholder rights plan;
          (d) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of PRISA Capital Stock (including any dividend distribution payable in, or otherwise make a distribution of, shares of capital stock of any existing or subsequently formed Subsidiary of PRISA), except dividends, contributions or distributions made by or to PRISA by or from any Subsidiary of PRISA;

          (e) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, other than in connection with the cashless exercise of PRISA Rights, any shares of PRISA Capital Stock, or any of its other securities;
          (f) except (w) pursuant to applicable Law, (x) pursuant to the terms of a PRISA Employee Benefit Plan as in effect on the date hereof, (y) in the ordinary course of business consistent with past practice or (z) otherwise in an amount not material to PRISA, (i) increase in any manner the compensation or benefits payable or to become payable to any of its or its Subsidiaries’ current or former directors, officers or employees (whether from PRISA or any of its Subsidiaries), or pay any amounts or benefits to, or increase any amounts payable to, any such individual not required by any PRISA Employee Benefit Plan, (ii) become a party to, establish, adopt, enter into, materially amend, commence participation in, terminate or commit itself to the adoption of any collective bargaining agreement or PRISA Employee Benefit Plan (or any arrangement which would have been a PRISA Employee Benefit Plan had it been in effect as of the date of this Agreement), (iii) provide any funding for any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any PRISA Employee Benefit Plan, (iv) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any PRISA Employee Benefit Plan or (v) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any PRISA Employee Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by EU-IFRS or applicable Law;
          (g) except as contemplated by the Asset Dispositions, lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose (whether by way of merger, consolidation, sale of stock or Assets, or otherwise) of any material portion of its Assets, including the capital stock of Subsidiaries (it being understood that the foregoing shall not prohibit the sale of inventory in the ordinary course of business), except for (A) dispositions of Assets with a fair market value of less than EUR 250,000,000, (B) transactions between any Subsidiary of PRISA and PRISA or another Subsidiary of PRISA or (C) dispositions of excess inventory, property, leases, licenses, or other Assets or Fixtures and Equipment that PRISA considers obsolete or unnecessary;
          (h) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
          (i) except as required under any contract, agreement or understanding as in effect as of the date hereof or, to the extent in the ordinary course of business consistent with past practice, or consistent with the Asset Dispositions, related to any vendor financing arrangement or existing proprietary charge card arrangements in amounts that do not exceed EUR 100,000,000 in the aggregate, (i) incur or assume any Indebtedness in excess of EUR 250,000,000, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a Subsidiary), or (iii) enter into any “keep well” or other agreement to maintain the financial condition of another entity (other than PRISA or any of its Subsidiaries) other than in the ordinary course of business consistent with past practices;

          (j) make, alter, revoke or rescind any material express or deemed election relating to Taxes, settle or compromise any material Action, or amend in any material respect any material Tax Return except in each case as required by Law;
          (k) fail to maintain its existing material insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies;
          (l) make any material change to its methods of financial accounting as in effect on December 31, 2009 except as required by EU-IFRS or the CNMV or applicable Law, or take any action, other than usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies, unless required by EU-IFRS, the CNMV, the SEC or applicable Law;
          (m) enter into or materially amend, terminate or extend any PRISA Material Contract, or waive, release, assign or fail to enforce any material rights or claims under any PRISA Material Contract, if such new PRISA Material Contract or any such action or failure to act with respect to a PRISA Material Contract would reasonably be expected to impair in any material respect the ability of PRISA to perform its obligations under this Agreement or any of the Ancillary Agreements or prevent or materially delay the consummation of the Share Exchange or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements;
          (n) take, or agree to commit to take, any action that is intended to result in any of the conditions set forth in Section 10.1 or Section 10.2 not being satisfied;
          (o) other than in the ordinary course of business, engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Subsidiary of PRISA;
          (p) initiate, compromise, or settle any litigation or arbitration proceedings (i) involving payments by PRISA or its Subsidiaries in excess of EUR 25,000,000 per litigation or arbitration, or EUR 100,000,000 in the aggregate, other than settlements related to the early termination of leases in connection with store closings, state tax matters and insurance litigation; provided that, neither PRISA nor any of its Subsidiaries shall compromise or settle any litigation or arbitration proceedings which compromise or settlement involves a material conduct remedy or injunctive or similar relief having a material restrictive impact on PRISA’s business, or (ii) relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby; or
          (q) enter into an agreement, contract, commitment or arrangement to do any of the foregoing.
     8.4 Taxes. Neither Liberty nor PRISA shall take any action or fail to take any action, which action or failure to take action might reasonably be expected to prevent the Reincorporation Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

ARTICLE IX
ADDITIONAL AGREEMENTS
     9.1 Regulatory Matters.
          (a) Liberty and PRISA shall promptly prepare, and PRISA shall as promptly as practicable file with the SEC the F-4 (in which the Proxy Statement will be included) and the 8-A12(b) which shall comply as to form, in all material respects, with the applicable provisions of the Securities Act and the Exchange Act and which F-4, 8-A12(b) and Proxy Statement shall be in form and substance reasonably satisfactory to Liberty and PRISA prior to filing. Each of Liberty and PRISA shall use their reasonable best efforts to have the F-4 and 8-A12(b) declared effective under the Securities Act and the Exchange Act, respectively, as promptly as practicable after such filing, and Liberty shall thereafter file and mail or deliver the Proxy Statement to its stockholders. PRISA shall also use its reasonable best efforts to ensure that the Depositary prepares and files with the SEC the F-6s in such form as complies, in all material respects, with the applicable provision of the Securities Act and which shall be in form and substance reasonably satisfactory to Liberty and PRISA prior to filing. PRISA shall use its reasonable best efforts to ensure the F-6s are declared effective under the Securities Act prior to the Exchange Effective Time. No amendment or supplement to the Proxy Statement or the Registration Statements will be made by Liberty or PRISA without the approval of the other party (such approval not to be unreasonably withheld or delayed). Liberty and PRISA each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statements have become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of PRISA ADSs issuable in connection with the Share Exchange for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statements or comments thereon and responses thereto or requests by the SEC for additional information.
          (b) The information relating to PRISA and its Subsidiaries to be contained in the Proxy Statement, the F-4, either PRISA Prospectus and any supplements thereto and any circulars or documents issued to shareholders, employees or debenture holders of PRISA and the information relating to PRISA and its Subsidiaries that is provided by PRISA and its Representatives for inclusion in any other document filed with any other regulatory agency in connection herewith, shall not at (i) the time each of the F-4 and 8-A12(b) is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Liberty, (iii) the time of the Liberty Stockholder Meeting, or (iv) the Exchange Effective Time contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (provided that the foregoing covenant is not made with respect to information provided by Liberty or its Representatives for inclusion in such documents). If, at any time prior to the Exchange Effective Time, any event or circumstance relating to PRISA or any of its Subsidiaries, or their respective officers or directors, should be discovered by PRISA which should be set forth in an amendment or a supplement to the F-4 or Proxy Statement, PRISA shall promptly inform Liberty, and the parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement.

          (c) The information relating to Liberty and its Affiliates that is provided by Liberty or its Representatives for inclusion in the Proxy Statement, the F-4, either PRISA Prospectus and any supplements thereto and any circulars or documents issued to shareholders, employees or debenture holders of PRISA or in any other document filed with any other regulatory agency in connection herewith, will not at (i) the time the F-4 is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Liberty, (iii) the time of the Liberty Stockholder Meeting, or (iv) the Exchange Effective Time contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (provided that the foregoing covenant is not made with respect to information provided by PRISA or its Representatives for inclusion in such documents). If, at any time prior to the Exchange Effective Time, any event or circumstance relating to Liberty, its officers, directors or affiliates, should be discovered by Liberty which should be set forth in an amendment or a supplement to the F-4 or Proxy Statement, Liberty shall promptly inform PRISA, and the parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement.
          (d) As soon as practicable, (i) the PRISA Board shall, with the reasonable assistance of Liberty, prepare reports (Informe del consejo de administracion) to be made available to the holders of PRISA Shares in accordance with applicable Law (the “Board Reports”) in connection with the PRISA Shareholder Meeting containing information required by the SCL and (ii) PRISA shall prepare and arrange to have registered with and verified by the CNMV (x) the PRISA In-Kind Prospectus which PRISA In-Kind Prospectus shall be in form and substance reasonably satisfactory to Liberty and (y) a prospectus (Folleto) to effectuate the increase in capital in cash in respect of the PRISA Rights Offer (the “PRISA Subscription Prospectus” and, together with the PRISA In-Kind Prospectus, the “PRISA Prospectuses”). PRISA will use its reasonable best efforts to cause the PRISA Prospectuses to receive the required registrations with and verifications of the CNMV as soon as practicable after the date of this Agreement and to cause the definitive PRISA Prospectuses to be made available to the holders of PRISA Shares in accordance with applicable Law as soon as reasonably practicable. PRISA will advise Liberty, promptly after it receives notice thereof, of the time when the PRISA Prospectuses have received the required registration with and verification of the CNMV or if any supplement or amendment has been registered with the CNMV (any such supplement or amendment to be in form and substance reasonably satisfactory to Liberty). Liberty shall cooperate with PRISA in the preparation of the PRISA Prospectuses and shall provide all information concerning Liberty and the holders of Liberty Common Stock as may be reasonably requested in connection with the preparation and filing of the PRISA Prospectuses.
          (e) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Liberty and PRISA shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to PRISA or Liberty, as the case may be, and any of their respective Subsidiaries, that appears in any material filing made with, or material written materials submitted to, any PRISA Lender with respect to the Debt Restructuring, the CNMV or the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. In exercising the foregoing rights of review and consultation, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.
          (f) Liberty and PRISA shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statements, the Board Reports and the PRISA Prospectuses or any other statement, filing, notice or application made by or on behalf of Liberty, PRISA or any of their respective Subsidiaries or Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.
          (g) Liberty and PRISA shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement and the Ancillary Agreements that causes such party to believe that there is a reasonable likelihood that any approval of such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed.
          (h) PRISA and Liberty shall (i) promptly inform the other of any communication to or from any Governmental Entity regarding the transactions contemplated hereby except to the extent prohibited by applicable Law or such Governmental Entity, (ii) give the other prompt notice of the commencement of any Action by or before any Governmental Entity with respect to the transactions contemplated hereby, and (iii) keep the other reasonably informed as to the status of any such Action.
     9.2 Access to Information; Investor Presentations.
          (a) Prior to the Closing, upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of Liberty and PRISA shall, and shall cause each of their respective Subsidiaries and Affiliates to, afford to the Representatives of the other party reasonable access, during normal business hours during the period prior to the Exchange Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Liberty and PRISA shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of U.S. federal or Spanish securities Laws and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Liberty nor PRISA or any of their respective Subsidiaries shall be required to provide such access or to disclose such information where such access or disclosure would violate or prejudice the rights of Liberty’s or PRISA’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law, rule, regulation, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b) Each of PRISA and Liberty shall use its reasonable best efforts to cause its and its Subsidiaries’, respective officers, employees, and advisors, including legal and accounting advisors, to provide to the other all cooperation, on a timely basis, reasonably requested that is reasonably necessary and customary in connection with preparation of investor presentations related to the transactions contemplated by this Agreement and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
          (c) As promptly as reasonably practical after delivery or receipt by Liberty thereof, Liberty shall provide PRISA a copy of all notices, reports or directions given by it to the Trustee or given by the Trustee to Liberty. Liberty shall keep PRISA apprised with regard to the status of any elections made by stockholders of Liberty contemplated by Section 2.5 of this Agreement.
          (d) Each of Liberty and PRISA shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 9.2(a) or (c) in confidence to the extent required by, and in accordance with, the provisions of that certain letter agreement, dated January 26, 2010, by and between PRISA and Liberty (the “Confidentiality Agreement”).
     9.3 Shareholder and Board Approvals.
          (a) Liberty shall call a meeting of its stockholders (the “Liberty Stockholder Meeting”) and shall use its reasonable best efforts to cause the Liberty Stockholder Meeting to be held as soon as reasonably practicable following the date of this Agreement for the purpose of voting upon this Agreement and the transactions contemplated hereby, including the Reincorporation Merger and the Share Exchange. The Liberty Board shall use its reasonable best efforts to obtain the Liberty Stockholder Approval. Without the prior written consent of PRISA, Liberty shall not adjourn the Liberty Stockholder Meeting to solicit votes or for any other reason. The Liberty Board shall include in the Proxy Statement its recommendation (x) to the stockholders of Liberty that they give the Liberty Stockholder Approval and (y) to the holders of Liberty Warrants that they give the Warrantholder Approval (the “Liberty Board Recommendation”).
          (b) Liberty shall incorporate Liberty Virginia as a direct wholly owned Subsidiary as promptly as practicable after the date of this Agreement and shall cause the Liberty Virginia Board to approve and adopt this Agreement and the Share Exchange. Liberty, as the sole shareholder of Liberty Virginia, shall approve and adopt this Agreement, the Reincorporation Merger and the Share Exchange and shall waive any right to dissent (and any notice of such right) from the Share Exchange for all purposes of Section 13.1-729 et seq. of the VSCA, in each case prior to the Liberty Stockholder Meeting.

          (c) Liberty shall call a meeting of the holders of the Liberty Warrants (the “Liberty Warrantholder Meeting”) to be held immediately prior to the Liberty Stockholder
          Meeting for the purpose of seeking the written consent of the registered holders of a majority of the outstanding Liberty Warrants to the Warrant Amendment Agreement. The Liberty Board shall use its reasonable best efforts to obtain the Liberty Warrantholder Approval. Without the prior written consent of PRISA, Liberty shall not adjourn the Liberty Warrantholder Meeting to solicit consents or for any other reason.
          (d) PRISA shall call a general meeting of its shareholders (the “PRISA Shareholder Meeting”) to be held no later than one Business Day following the Liberty Stockholder Meeting (it being understood that PRISA shall not be required in any event to hold the PRISA Shareholder Meeting prior to the Liberty Stockholder Meeting) for the purpose of (i) approving an increase in the share capital of PRISA in accordance with Articles 153.1(a) and 155 of the SCL, against a contribution in kind (Aumento con aportaciones no dinerarias), consisting of Liberty Virginia Common Stock and Liberty Warrants in exchange for up to that number of PRISA Class A Ordinary Shares as shall be equal to the product of (A) (137,102,273 — the total number of Liberty Virginia Redemption Shares) multiplied by (B) 1.547154 (the “Maximum PRISA Class A Ordinary Shares”) and up to that number of PRISA Convertible Non-Voting Shares as shall be equal to the product of (C) (137,102,273 — the total number of Liberty Virginia Redemption Shares) multiplied by (D) 0.35759 (the “Maximum PRISA Convertible Non-Voting Shares”), (ii) amending its Organizational Documents in the form attached hereto as Exhibit G (the “PRISA Bylaw Amendments”) to increase the capital of PRISA required in connection with the Share Exchange and provide for the creation of up to the Maximum PRISA Class A Ordinary Shares and up to the Maximum PRISA Convertible Non-Voting Shares, (iii) delegating to the PRISA Board the requisite authority to effectuate the capital increase in kind and Share Exchange following the contribution to PRISA of the shares of Liberty Virginia Common Stock in each case by the affirmative vote of holders of the majority of the share capital present or represented at the PRISA Shareholder Meeting, subject to the requirement that at least 50% of the share capital of PRISA must be present or represented in order to hold the meeting (the approvals contemplated by clauses (i), (ii) and (iii), the “PRISA Shareholder Approval”), (iv) approving an increase in the share capital of PRISA in accordance with Articles 153.1(a) and 154 of the SCL, against a contribution in cash (Aumento Dinerario) of up to EUR 150,000,000 for up to 48,701,299 PRISA Class A Ordinary Shares (the “Maximum Subscription Shares”), (v) amending its Organizational Documents to provide for the increase in the capital of PRISA in connection with the PRISA Rights Offer and provide for the creation of up to the Maximum Subscription Shares, and (vi) delegating to the PRISA Board the requisite authority to effectuate the capital increase in cash (the approvals contemplated by clauses (iv), (v) and (vi), the “PRISA Rights Offer Approvals”). The PRISA Board shall use its reasonable best efforts to obtain from such shareholders the vote in favor of such capital increase as required by the SCL.
     9.4 Stock Exchange Listing. PRISA shall, prior to the Exchange Effective Time, use its reasonable best efforts to cause (a) the authorization of the listing on the SIBE of the PRISA Shares to be issued in connection with the Share Exchange and the Warrant Exchange by the CNMV and the Managing Companies of the Spanish Stock Exchanges and (b) the PRISA ADSs to be issued in connection with the Share Exchange and the Warrant Exchange to be approved for listing on the Selected Stock Exchange, subject to official notice of issuance and, in each case, shall take such actions as are reasonably necessary to maintain such listings for three (3) years from the Closing Date.

     9.5 Directors’ and Officers’ Insurance. Prior to the Exchange Effective Time, Liberty shall purchase a “tail” directors’ and officers’ insurance policy in favor of the officers and directors of Liberty and Liberty Virginia then holding such positions with coverage in amount and scope (a) at least as favorable as Liberty’s existing policies with respect to claims arising from facts or events that occurred at or prior to the Exchange Effective Time and (b) reasonably satisfactory to PRISA; it being understood and agreed that (x) PRISA shall not have the right to object to such tail insurance policy on the basis of the cost thereof and (y) the purchase of such tail policy shall not imply that PRISA has assumed or incurred or is assuming or incurring any Liability with respect to Liberty’s or Liberty Virginia’s current or former officers and directors.
     9.6 Informational Schedules. No later than five Business Days prior to the date of filing of the F-4, PRISA shall provide to Liberty information schedules reflecting PRISA’s good faith understanding of those exceptions, if any, required to make the representations and warranties set forth in Article VII hereof true and correct as of the date hereof as if made without reference to or qualification by Section 12.12 of the PRISA Disclosure Schedule, it being understood and agreed that such information schedules are not intended to, and shall not, serve to update or amend, or alter the parties’ rights, obligations and remedies with respect to, the representations and warranties in Article VII given by PRISA on the date hereof.
     9.7 Advice of Changes. Liberty and PRISA shall each promptly advise the other party of any change or event having a Material Adverse Effect on it.
     9.8 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of PRISA and Liberty agrees that it shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Reorganization as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby including using its reasonable best efforts to obtain (and cooperating with the other party hereto to obtain) any consent, authorization, Order or approval of, or any exemption by, any Governmental Authority and any other Third Party that is required to be obtained by Liberty or PRISA or any of their respective Subsidiaries or Affiliates in connection with the Reorganization and the other transactions contemplated by this Agreement.
     9.9 PRISA Board of Directors. PRISA shall take all necessary action to submit to the shareholders of PRISA one designee of Liberty, reasonably satisfactory to PRISA, for election to the PRISA Board effective as of the Exchange Effective Time.
     9.10 Liberty Virginia Board of Directors and Officers. Prior to the Closing, Liberty shall, and shall cause Liberty Virginia to, obtain the resignation of each of the officers and members of the Board of Directors of Liberty Virginia effective upon the Exchange Effective Time.
     9.11 Capital Increases.

          (a) The PRISA Board shall execute the approval of the shareholders of PRISA to increase the share capital of PRISA against a contribution in kind (Aumento con aportaciones no dinerarias) and shall register such action pursuant to the Deed of In-Kind Capital Increase with the Commercial Registry immediately following receipt of the Liberty Virginia Exchange Certificate.
          (b) the PRISA Board shall execute the approval of the shareholders of PRISA to increase the share capital of PRISA against a contribution in cash (Aumento Dinerario) and shall register such action pursuant to the Deed of Subscription Capital Increase with the Commercial Registry immediately following the completion of the PRISA Rights Offer.
     9.12 Transfer Taxes. All Transfer Taxes incurred in connection with the Reorganization shall be paid by the party incurring such tax and the parties hereto shall cooperate in preparing, executing and filing any tax returns with respect to such Transfer Taxes. Notwithstanding the foregoing, any Transfer Taxes incurred by the shareholders of either Liberty or Liberty Virginia in connection with the Reorganization (“Shareholder Transfer Taxes”) shall be paid by Liberty Virginia out of its own funds. No funds will be supplied, directly or indirectly, by PRISA for the purpose of paying Shareholder Transfer Taxes, nor will PRISA, directly or indirectly, reimburse Liberty Virginia for any such payment of Shareholder Transfer Taxes.
     9.13 Liberty Virginia. Liberty and PRISA agree that Liberty Virginia shall become a party to this Agreement for all purposes hereunder as soon as practicable after the formation of Liberty Virginia, and Liberty shall cause Liberty Virginia to become a party to this Agreement for all purposes hereunder as soon as practicable after such formation. Following such time, Liberty shall cause Liberty Virginia to comply with all of Liberty Virginia’s obligations hereunder contemplated to be complied with by Liberty Virginia at or prior to the Merger Effective Time.
     9.14 State Takeover Laws. Liberty will cause the Liberty Virginia Board to approve the transactions contemplated by this Agreement for purposes of Sections 13.1-725 et seq. and 13.1-728.1 et seq. of the VSCA such that the provisions of such Sections will not apply to this Agreement or any of the transactions contemplated hereby.
     9.15 Limitation on Required Efforts. In any case where the provisions of this Agreement require a party to use its reasonable best efforts, including Sections 9.1 and 9.7, the result of which would cause a breach of such party’s representations and warranties or the failure to be satisfied or satisfiable of any condition to the other party’s obligations to close or give rise to a right of termination on the part of such other party, then such first party shall be excused from such obligation except to the extent the other party shall have waived such breach, condition or termination right.
     9.16 Asset Dispositions. PRISA shall use its reasonable best efforts to consummate the Asset dispositions identified on Section 9.16 of the PRISA Disclosure Schedule (the “Asset Dispositions”) as promptly as reasonably practicable after the date hereof on substantially the terms and conditions provided for in the agreements identified in such Section 9.16 of the PRISA Disclosure Schedule or otherwise on terms and conditions within the parameters set forth in such Section 9.16 of the PRISA Disclosure Schedule.

     9.17 Ancillary Agreements. At or prior to the Closing, (a) following the Liberty Warrantholder Approval, PRISA, Liberty and Liberty Virginia shall enter into the Warrant Amendment Agreement and (b) PRISA shall enter into the Deposit Agreement.
     9.18 PRISA Rights Offer. Following the approval of the PRISA shareholders of the increase in capital in cash in the amount of EUR 150,000,000 contemplated by Section 9.3(d), PRISA shall (i) to file and verify the PRISA Subscription Prospectus at the CNMV and (ii) thereafter, in accordance with applicable Spanish Law, shall conduct an offer to the PRISA shareholders to subscribe for newly issued PRISA Class A Ordinary Shares at a price of EUR 3.08 per share (the “PRISA Rights Offer”). The PRISA Rights Offer shall remain open for a period of 15 days, or such other period as may be required by applicable Law. Upon the completion of the PRISA Rights Offer, PRISA shall register the increase in share capital in cash in respect of the PRISA Rights Offer pursuant to a Deed of Capital Increase (the “Deed of Subscription Capital Increase”) granted before a Spanish Notary with the Commercial Registry.
ARTICLE X
CONDITIONS PRECEDENT
     10.1 Conditions to Each Party’s Obligation to Effect the Reorganization. The respective obligations of the parties to effect the Reorganization shall be subject to the satisfaction at or prior to the Closing of the following conditions:
          (a) Shareholder and Warrantholder Approval. The Liberty Stockholder Approval, the Liberty Warrantholder Approval and the PRISA Shareholder Approval each shall have been obtained.
          (b) Deed of Execution. The execution of the Deed of In-Kind Capital Increase, the filing of any necessary auditors’ report and the filing of any necessary report of an expert designated by the Commercial Registry relating to the fair value of the assets acquired by PRISA in the Share Exchange shall have been filed or made.
          (c) Registration Statements. Each of the Registration Statements shall have become effective under the Securities Act and the Exchange Act, as applicable, and no stop order suspending the effectiveness of any one or more of them shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
          (d) No Injunctions or Restraints; Illegality. No (i) Order or other legal restraint or prohibition making the Reorganization illegal or otherwise preventing the consummation of the Reorganization shall be in effect or (ii) statute, rule, regulation, Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, or makes illegal consummation of the Reorganization (collectively, “Restraints”).
          (e) Prospectus Verification; CNMV. The PRISA In-Kind Prospectus shall have been verified by, and registered with, the CNMV.

          (f) Debt Restructuring. The debt restructuring substantially in accordance with Exhibit H attached hereto (the “Debt Restructuring”) shall occur substantially simultaneously with the Closing and PRISA shall not be in Default under any definitive documentation providing for the Debt Restructuring (as the term “Default” is defined in such documentation).
          (g) PRISA Organizational Documents. The actions specified in Section 9.3(d) regarding PRISA’s Organizational Documents, including the PRISA Bylaw Amendments described in Article V and set forth on Exhibit G attached hereto, shall have been completed.
          (h) Listing. There shall be no event that may preclude the listing of the PRISA Shares on the SIBE once it has been authorized by the CNMV and the Managing Companies of the Spanish Stock Exchanges, and the PRISA Shares in the form of PRISA ADSs shall have been admitted for listing on the Selected Stock Exchange, subject to official notice of issuance.
          (i) Deposit Agreement. PRISA and the Depositary shall have entered into the Deposit Agreement.
     10.2 Conditions to Obligations of Liberty. The obligation of Liberty to effect the Reorganization is also subject to the satisfaction, or waiver by Liberty, at or prior to the Closing, of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of PRISA contained in Section 7.1, 7.2 and 7.3 shall be true and correct in all material respects , in each case on and as of the date hereof and on and as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct in all material respects as of the specified date), and (ii) all other representations and warranties set forth in Article VII of this Agreement shall be true and correct (without regard to any materiality or Material Adverse Effect qualifier contained therein) as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct as of the specified date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect on PRISA. Liberty shall have received a certificate signed on behalf of PRISA by the Chief Executive Officer and the Chief Financial Officer of PRISA to the foregoing effect.
          (b) Performance of Obligations of PRISA. PRISA shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Liberty shall have received a certificate signed on behalf of PRISA by the Chief Executive Officer and the Chief Financial Officer of PRISA to such effect.
          (c) Material Adverse Effect. No Material Adverse Effect (without regard to clause (b) of the definition thereof) on PRISA shall have occurred since the date of this Agreement.
          (d) Executive Employment Agreement. Employment Arrangements. PRISA shall have entered into an employment agreement with Juan Luis Cebrián providing for an employment term of no fewer than three (3) years and such other terms as are mutually agreeable to PRISA and Mr. Cebrián.

          (e) Number of PRISA Shares. Provided that Liberty’s representations set forth in Section 6.2 is true and correct at Closing, the total number of PRISA Shares to be delivered pursuant to the Share Exchange and the Warrant Exchange, before giving effect to any cash in lieu of fractional shares, shall be equal to the number of PRISA Shares constituting the Per Share Consideration multiplied by the sum of (x) the number of shares of Library Virginia Common Stock outstanding at the Exchange Effective Time and (y) 7,727,273 (as such number may be revised as occasioned by the adjustment set forth in Section 6.2.2 of the Warrant Amendment Agreement).
     10.3 Conditions to Obligations of PRISA. The obligation of PRISA to effect the Reorganization is also subject to the satisfaction or waiver by PRISA at or prior to the Closing of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of Liberty contained in Section 6.2 shall be true and correct in all respects, on and as of the date hereof and on and as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct in all respects as of the specified date), (ii) the representations and warranties of Liberty contained in Sections 6.1 and 6.3 shall be true and correct in all material respects, in each case on and as of the date hereof and on and as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct in all material respects as of the specified date) and (iii) all other representations and warranties set forth in Article VI of this Agreement shall be true and correct (without regard to any materiality or Material Adverse Effect qualifier contained therein), as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct as of the specified date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Liberty. PRISA shall have received a certificate signed on behalf of Liberty by the Chief Executive Officer of Liberty to the foregoing effect.
          (b) Performance of Obligations of Liberty. Liberty shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and PRISA shall have received a certificate signed on behalf of Liberty by the Chief Executive Officer of Liberty to such effect.
          (c) Liberty Virginia Board Resignations. Each of the officers and members of the Board of Directors of Liberty Virginia shall have tendered their resignations effective upon the Exchange Effective Time.
          (d) Material Adverse Effect. No Material Adverse Effect (without regard to clause (b) of the definition thereof) on Liberty shall have occurred as since the date of this Agreement.

          (e) Transaction Cash; Expenses; Deferred Underwriting Discounts. The amount of (x) Transaction Cash shall be no less than $900,000,000 (as such amount may be reduced as a result of the adjustment occasioned by Section 6.2.2 of the Warrant Amendment Agreement) and (y) Transaction Expenses, including Deferred Underwriting Discounts, shall not exceed $50,000,000.
          (f) Minimum Holding of PRISA Control Group. After giving pro forma effect to the transactions contemplated hereby, including the subscription by PRISA shareholders for new PRISA Class A Ordinary Shares in the Rights Offering, the Warrant Exchange and the full conversion of the PRISA Convertible Non-Voting Shares to PRISA Class A Ordinary Shares, the PRISA Controlling Group shall hold, directly or indirectly, at least 30.0% of the PRISA Class A Ordinary Shares
ARTICLE XI
TERMINATION AND AMENDMENT
     11.1 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after (unless otherwise provided below) approval of the matters presented in connection with the Reincorporation Merger or the Share Exchange by the stockholders of Liberty or PRISA:
          (a) by mutual consent of Liberty and PRISA in a written instrument;
          (b) by either Liberty or PRISA, by written notice to the other if any Restraint having any of the effects set forth in Section 10.1(d) shall be in effect and shall have become final and nonappealable, provided that such terminating party shall have used its reasonable best efforts to prevent the entry of and to remove such Restraint;
          (c) by either Liberty or PRISA, by written notice to the other, if any of the PRISA Shareholder Approval, the Liberty Stockholder Approval or the Liberty Warrantholder Approval is not obtained at the applicable meeting of security holders duly convened pursuant to Section 9.3, provided that the right to terminate this Agreement under this Section 11.1(c) shall not be available (i) to PRISA, if PRISA fails to fulfill its obligations to timely call and conduct the PRISA Shareholder Meeting as contemplated by Section 9.3(d) or is otherwise in breach of its obligations under this Agreement such that the conditions set forth in Section 10.2(b) would not be satisfied; and (ii) to Liberty, if Liberty fails to fulfill its obligations to timely call and conduct the Liberty Stockholder Meeting as contemplated by Section 9.3(a) or the Liberty Warrantholder Meeting as contemplated by Section 9.3(c) or is otherwise in breach of its obligations under this Agreement such that the conditions set forth in Section 10.3(b) would not be satisfied;
          (d) by either Liberty or PRISA if the Reorganization shall not have been consummated on or before December 6, 2010 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (e) by Liberty (provided Liberty is not then in breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of PRISA, which breach, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 10.1 or 10.2 and that is not cured within 15 days following written notice to PRISA or by its nature or timing cannot be cured prior to the Termination Date;
          (f) by PRISA (provided PRISA is not then in breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Liberty, which breach, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 10.1 or 10.3, and that is not cured within 15 days following written notice to Liberty, or by its nature or timing cannot be cured prior to the Termination Date; or
          (g) by Liberty, if on or prior to March 15, 2010, PRISA shall not have received, from the agent for PRISA’s Syndicated Senior Lenders, a notice in the form of a buro fax or by means of a public notary to the effect that each of the lenders under such credit facility has consented to the terms for the restructuring of such facility agreed to between PRISA and such agent.
     11.2 Effect of Termination. In the event of termination of this Agreement by either Liberty or PRISA as provided in Section 11.1, this Agreement shall forthwith become void and have no effect, and none of Liberty, PRISA, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any Liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 12.2, 12.3, 12.4, 12.5, 12.6, 12.7, 12.9, 12.10, 12.11 and 12.12 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Liberty nor PRISA shall be relieved or released from any Liabilities or damages arising out of its breach of any provision of this Agreement.
     11.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Reorganization by the stockholders of Liberty and PRISA; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of Liberty or PRISA, there may not be, without further approval of such stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of Liberty Common Stock, other than as contemplated by this Agreement, or that under applicable Law otherwise requires the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     11.4 Extension; Waiver. At any time prior to the Exchange Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of Liberty or PRISA, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that reduces the amount or changes the form of the consideration to be delivered to the holders of Liberty Common Stock hereunder, other than as contemplated by this Agreement, or that under applicable Law otherwise requires the further approval of such shareholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE XII
GENERAL PROVISIONS
     12.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any agreement or instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with the terms thereof) shall survive the Closing, except for Section 9.5 and those other covenants and agreements contained herein and therein that by their terms apply in whole or in part after the Closing.
     12.2 Expenses. All Transaction Expenses shall be paid by the party incurring such expense, provided, however, that the costs and expenses of the Depositary, the Exchange Agent, the printing and mailing the Proxy Statement, and all filing and other fees paid to the SEC or the CNMV in connection with the Reorganization shall be paid by PRISA. As used in this Agreement, “Transaction Expenses” includes all documented and reasonably incurred out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.
     12.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) upon personal delivery to the party to be notified; (ii) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (x) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 12.3 or (y) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 12.3; or (iii) when delivered by an express courier (with confirmation of delivery); in each case to the party to be notified at the following address (or at such other address for a party as shall be specified by like notice):

(a)	if to Liberty or Liberty Virginia, to:

Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas
41st Floor
Facsimile No.: +1 (212) 382-0120
Attention: Sr. Jared Bluestein
Email: jb@berggruenholdings.com
          With a copy to:

Greenberg Traurig 401 E. Los Olas Boulevard Suite 2000 Ft. Lauderdale, FL 33301 Facsimile No.: +1 (954) 765-1477 Attention: Donn Beloff, Esq. Email: beloffd@gtlaw.com
           and

Garrigues Hermosilla, 3 28001 Madrid Spain Facsimile No.: +34-91-339-2408 Attention: Sr. Ángel Calleja Email: angel.calleja@garrigues.com

(b)	if to PRISA, to: Promotora de Informaciones, S.A. Gran Via, 32 28013 Madrid Spain Facsimile No.: +34-913301070 Attention: Sr. Iñigo Dago Elorza Email: idago@prisa.es
           With copies to:

Cortés, Abogados Hermanos Bécquer, 8 28006 Madrid Spain Facsimile No.: +34-91-562-7370 Attention: Sr. Matías Cortés Email: pcalle@cortes-abogados.com and Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Facsimile No.: +1 (212) 403-2000 Attention: Adam O. Emmerich, Esq. Email: aoemmerich@wlrk.com
     12.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. References to “$” refer to U.S. Dollars.
     12.5 Counterparts. This Agreement may be executed in counterparts, and by facsimile or portable document format (pdf) transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
     12.6 Entire Agreement; Severability.
          (a) This Agreement (including the Schedules, Exhibits and Annexes hereto and documents and the instruments referred to herein, except in the case of any inconsistency between such document or instrument and this Agreement, in which case this Agreement shall govern) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
          (b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     12.7 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of Spain; provided, that any action or transaction contemplated to be taken or effected hereunder which can only validly be taken or effected under the Laws of the United States of America or any of the several States shall be governed and construed in accordance with the such applicable Laws.

     12.8 Publicity. Except as otherwise required by applicable Law or the rules of the AMEX or the CNMV, neither Liberty or PRISA shall, or shall permit any of its Subsidiaries to, and Liberty shall cause its Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of PRISA, in the case of a proposed announcement or statement by Liberty, or Liberty, in the case of a proposed announcement or statement by PRISA, which consent shall not be unreasonably withheld. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of PRISA and Liberty. Thereafter, each of PRISA and Liberty shall, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Reorganization otherwise permitted by this Section 12.8.
     12.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
     12.10 Submission to Jurisdiction; Waivers; Consent to Service of Process.
          (a) Each of PRISA and Liberty irrevocably agree that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns may be brought and determined in any tribunal sitting in the City of Madrid, Kingdom of Spain, and each of PRISA and Liberty hereby (i) irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any tribunal sitting in the City of Madrid, Kingdom of Spain. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 12.3. Each of PRISA and Liberty hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) the defense of sovereign immunity, (ii) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 12.10, (iii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iv) to the fullest extent permitted by applicable Law that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

          (b) Liberty hereby appoints Garrigues, with offices on the date hereof as set forth in Section 12.3, as its authorized agent (the “Authorized Agent”), upon whom process may be served in any suit, action or proceeding arising out of or relating to this Agreement or any transaction contemplated by this Agreement that may be instituted in any court described in Section 12.10(a).
     12.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
     12.12 Disclosure Schedules; Knowledge.
          (a) Inclusion of information in the PRISA Disclosure Schedule or the Liberty Disclosure Schedule (each, a “Schedule” and together, the “Schedules”) shall not be construed as an admission of liability under any applicable Law or that such information contained therein is (i) material to the business, operations, assets, liabilities, financial condition or results of operations of a party, or (ii) a representation or warranty that a potential consequence will occur as described. The Schedules set forth items of disclosure with specific reference to the particular section or subsection of this Agreement to which the items or information in such schedule relates; provided, however, that any information set forth in one section or a subsection of a Schedule pertaining to representations and warranties and covenants of a party shall be deemed to apply to each other section or subsection of such party’s Schedules pertaining to its representations, warranties and covenants to the extent that it is reasonably apparent on its face from a reading of such disclosure that it is relevant to such other sections or subsections of the party’s Schedules.
          (b) Notwithstanding the failure of a representation or warranty contained in Article VI or Article VII, as applicable, to be true and accurate, the party making such representation or warranty shall be deemed not to have so breached if the other party or any of its Affiliates had actual or constructive knowledge of such breach or the facts giving rise to such breach, including knowledge gained from materials made available to it during such party’s due diligence investigation. Section 12.12 of the PRISA Disclosure Schedule identifies the materials included in the electronic data room made available to Liberty in connection with its due diligence investigation the contents of which materials the parties shall be deemed to have actual knowledge.
[Signature Page to Follow]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

LIBERTY ACQUISITION HOLDINGS CORP.
By:	/s/ Martin Franklin
	Name:	Martin Franklin
	Title:	Chairman

PROMOTORA DE INFORMACIONES, S.A.
By:	/s/ Juan Luis Cebrián
	Name:	Juan Luis Cebrián
	Title:	Chief Executive Officer

Exhibit 4.1
AMENDMENT NO. 1 TO
SECOND AMENDED AND RESTATED WARRANT AGREEMENT
     This Amendment (this “Amendment”) is made as of [___], 2010 by and among Liberty Acquisition Holdings Corp., a Delaware corporation (the “Company”), [LIBERTY VIRGINIA], a Virginia corporation (“Liberty Virginia”), Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”), and Promotora de Informaciones, S.A., a sociedad anónima organized under the laws of Spain (“PRISA”).
     WHEREAS, the Company and the Warrant Agent are parties to that certain Second Amended and Restated Warrant Agreement, dated as of December 6, 2007 and filed with the United States Securities and Exchange Commission on December 12, 2007 (the “Existing Warrant Agreement”), pursuant to which the Company has issued Warrants to purchase 76,687,500 shares of Common Stock (collectively, the “Warrants”);
     WHEREAS, the terms of the Warrants are governed by the Existing Warrant Agreement and capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;
     WHEREAS, on March 5, 2010, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with PRISA (and subsequently joined by Liberty Virginia), pursuant to which, upon the consummation of the transactions contemplated by the Business Combination Agreement, the stockholders of the Company will come to own newly issued American Depositary Receipts representing newly issued (i) Class A Ordinary Shares of PRISA and (ii) convertible non-voting shares (acción sin voto convertible) of PRISA;
     WHEREAS, the Business Combination Agreement provides for the merger of the Company with and into Liberty Virginia, its wholly owned subsidiary, upon consummation of which, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for shares of Common Stock but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for shares of common stock, par value $0.0001 per share, of Liberty Virginia;
     WHEREAS, the Board of Directors of the Company has determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination between the Company and PRISA;
     WHEREAS, pursuant to the Business Combination Agreement, the Company agreed to seek the approval of this Amendment by the Registered Holders of a majority of the outstanding Warrants (the “Warrant Proposal”) such that, in connection with the transactions contemplated by the Business Combination Agreement, PRISA will be required to purchase, and the holders of Warrants will be required to exchange, all of the outstanding Warrants for the Consideration (as defined below) and on such other terms and subject to such conditions as are set forth herein;
     WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement with the written consent of the Registered Holders of a majority of the outstanding Warrants;

     WHEREAS, the Registered Holders of a majority of the outstanding Warrants have approved the Warrant Proposal; and
     WHEREAS, the representative of the underwriters has waived any and all rights to consent to any modification or amendment of the Existing Warrant Agreement contemplated by Section 9.8 of the Existing Warrant Agreement.
     NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.
     1. Amendment of Existing Warrant Agreement.
     1.1 Mandatory Exchange of Securities. Section 6 of the Existing Warrant Agreement is hereby amended and restated in its entirety so that it now reads in full as follows:
     “6 Mandatory Exchange of Securities.
     6.1 Definitions.
     Capitalized terms used in this Section 6, but not otherwise defined in this Agreement, shall have the meanings given to such terms in the Business Combination Agreement, dated as of March 5, 2010, by and between Promotora de Informaciones, S.A., a sociedad anónima organized under the laws of Spain (“PRISA”) and Liberty Acquisition Holdings Corp. (the “Business Combination Agreement”), a copy of which is included in the PRISA prospectus dated [_________], 2010 and previously delivered to Registered Holders in connection with soliciting consents for Amendment No. 1 to this Agreement.
     6.2 Exchange.
     6.2.1 Subject to Section 6.2.2, notwithstanding anything contained in this Agreement to the contrary, at the Exchange Effective Time, and subject to the Share Exchange being consummated, except as provided in Section 6.3 herein, each Warrant issued and outstanding immediately prior to the Exchange Effective Time shall, automatically and without any action by the Registered Holder thereof, be exchanged by PRISA and transferred by such Registered Holder to PRISA (the “Warrant Exchange”), in consideration for:
     (i) a payment by Liberty Virginia in cash in the amount of US$1.0431948 (the “Cash Consideration”) to be delivered by or at the direction of Liberty Virginia;
     (ii) the exchange by PRISA of 0.1558961 newly issued PRISA Class A Ordinary Shares (the “Ordinary Share Consideration”) to be delivered by PRISA to the Depositary as provided for herein; and

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     (iii) the exchange by PRISA of 0.0360319 newly issued PRISA Convertible Non-Voting Shares (the “Convertible Non-Voting Share Consideration”, and together with the Cash Consideration and the Ordinary Share Consideration, the “Consideration”) to be delivered by PRISA to the Depositary as provided for herein.
     6.2.2 Notwithstanding Section 6.2.1, if PRISA shall undertake the PRISA Rights Offer contemplated by Section 9.18 of the Business Combination Agreement and (x) pursuant to such PRISA Rights Offer, PRISA shall be required to sell any PRISA Class A Ordinary Shares in such PRISA Rights Offer and (y) as a result of such sale, the PRISA Controlling Group would hold, directly or indirectly, less than 30.05% of the PRISA Class A Ordinary Shares, after giving pro forma effect to the transactions contemplated by the Business Combination Agreement including the Warrant Exchange pursuant to Section 6.2.1, the full conversion of the PRISA Convertible Non-Voting Shares to PRISA Class A Ordinary Shares and any redemptions of Liberty Virginia Redemption Shares pursuant to Section 2.5 of the Business Combination Agreement (the “30.05% Threshold”), then for each PRISA Class A Ordinary Share sold by PRISA pursuant to the PRISA Rights Offer which shall cause the PRISA Controlling Group to fall below the 30.05% Threshold and for every 100,000 Warrants:
     (i) the Cash Consideration shall be increased by $0.0067385; and
     (ii) the Ordinary Share Consideration shall be decreased by 0.0009478 of a PRISA Class A Ordinary Share; and
     (iii) the Convertible Non-Voting Share Consideration shall be decreased by 0.0002191 of a PRISA Convertible Non-Voting Share.
     6.2.3 Notwithstanding anything contained in this Agreement to the contrary, upon consummation of the Share Exchange, and without any action by the Registered Holder thereof, each Registered Holder of Warrants (whether selling pursuant to Section 6.2.1 or 6.2.2) shall cease to have any rights with respect to the Warrants other than the right to receive the Consideration (as it may be adjusted pursuant to Section 6.2.2).
     6.3 Delivery of Consideration.
     6.3.1 Each PRISA Share issued as part of the Consideration shall be registered in the name of the Depositary by Iberclear and then delivered in the form of PRISA ADSs evidenced by ADRs, with each PRISA ADS-A representing [___] PRISA Class A Ordinary Shares and each PRISA ADS-NV representing [___] PRISA Convertible Non-Voting Shares. Each PRISA ADS shall be issued in accordance with the Deposit Agreement.
     6.3.2 The aggregate Cash Consideration payable to each former Registered Holder shall be rounded down to the nearest whole cent after multiplying the aggregate number of outstanding Warrants held by such former Registered Holder by the Cash Consideration. By way of example, a Registered Holder of 10,500 outstanding warrants would receive aggregate Cash Consideration of $10,953.54 (assuming no adjustment to the Cash Consideration pursuant to Section 6.2.2).
     6.3.3 If, between the date of this Agreement and the Exchange Effective Time, PRISA, Liberty or Liberty Virginia undergoes a change in capitalization affecting the Warrants, an appropriate and proportionate adjustment shall be made to the Ordinary Share Consideration and the Convertible Non-Voting Share Consideration in order to preserve the economic benefits of the Warrant Exchange to the parties.

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     6.3.4 In so far as the provisions of Article IV of the Business Combination Agreement relate to the obligations and rights of the parties to this Agreement regarding the Warrant Exchange, such provisions are hereby incorporated herein by reference; provided, however, that nothing in this Section 6.3.4 or this Agreement, whether expressed or implied, is intended to confer upon any Person, including any beneficial owner or Registered Holder of Warrants, any rights or remedies under or by reason of the Business Combination Agreement enforceable against the parties thereto or their successors or assigns.
     6.3.5. Notwithstanding anything herein to the contrary, the Company shall not be required to provide any prior notice of the Warrant Exchange to any Registered Holder.
     6.4 Each of the parties hereto acknowledges and agrees that the obligations under this Section 6 to deliver the Ordinary Share Consideration and Convertible Non-Voting Share Consideration shall be satisfied by PRISA.
     6.5 Each of the parties hereto acknowledges and agrees that the obligations under this Section 6 to deliver the Cash Consideration shall be satisfied by or at the direction of Liberty Virginia.”
     1.2 Appointment of Warrant Agent. Existing Warrant Agreement is hereby amended to add a new Section 1.2, which shall read in full as follows:
“1.2 Appointment of Warrant Agent at Exchange Time. Notwithstanding anything contained in this Agreement to contrary (including that the Warrant Agent be a New York Corporation), at the Exchange Effective Time, PRISA shall act as agent for the Company, its successors and assigns for the Warrants, and PRISA agrees to perform in accordance with the terms and conditions set forth in this Agreement. At such time as PRISA is appointed, Continental Stock Transfer & Trust Company shall have no further rights or obligations under the Agreement, and the term “Warrant Agent,” as used in this Agreement, shall refer exclusively to PRISA.”
     2. Miscellaneous Provisions.
          2.1 PRISA Obligation. Each of the parties hereto acknowledges and agrees that the obligations under Section 6.2 of the Existing Warrant Agreement (as amended by this Amendment) to deliver the Ordinary Share Consideration and Convertible Non-Voting Share Consideration shall be satisfied by PRISA
          2.2 Liberty Virginia Obligation. Each of the parties hereto acknowledges and agrees that the obligations under Section 6.2 of the Existing Warrant Agreement (as amended by this Amendment) to deliver the Cash Consideration shall be satisfied by or at the direction of Liberty Virginia.
          2.3 Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their permitted respective successors and assigns.

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          2.4 Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
          2.5 Applicable Law. The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The parties hereby agree that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
          2.6 Counterparts. This Amendment may be executed in any number of counterparts, and by facsimile or portable document format (pdf) transmission, and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.
          2.7 Effect of Headings. The Section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.
          2.8 Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.
[Signatures Appear on Following Page]

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     IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

LIBERTY ACQUISITION HOLDINGS CORP.
By:
Name:
Title:

[LIBERTY VIRGINIA]
By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
By:
Name:
Title:

PROMOTORA DE INFORMACIONES, S.A.
By:
Name:
Title:

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Exhibit 10.1
AGREEMENT OF COMMITMENT TO VOTE IN FAVOR OF THE RESOLUTION
FOR INCREASE OF CAPITAL IN PROMOTORA DE INFORMACIONES, S.A.
This Agreement has been made in Madrid, on March 5, 2010-03-08
BY AND BETWEEN
On the one hand, MR. IGNACIO POLANCO, of legal age, resident in Madrid, with domicile at calle Méndez Núñez, 17, Madrid, and Spanish I.D. Document and Tax I.D. Number ____________.
On the other hand, MR. MARTIN FRANKLIN, of legal age, resident in New York, with domicile at 5555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580, and Passport Number ____________.
THEY ACT
The first party, for and on behalf of RUCANDIO, S.A. (hereinafer, individually, “RUCANDIO”) a company with its registered office in Madrid, at calle Méndez Núñez, 17, entered at the Commercial Registry of Madrid, in volume 3096 General, 2396, folio 87, section 3, page no. 22159, and Tax I.D. Code A-28301869, in his capacity as director of said entity, which office is in effect.
The second party, for and on behalf of Liberty Acquisition Holdings Corp. (hereinafter, individually, “LIBERTY”), with its registered office at 1114 Avenue of the Americas 41st Floor, New York, New York 10036, entered in Delaware, in his capacity as Chairman of said company, which office is in effect.
Hereinafter, RUCANDIO and LIBERTY will also be jointly referred to as the parties.
Both Parties, as they act, mutually acknowledge that they have sufficient capacity to execute this AGREEMENT FOR COMMITMENT TO VOTE IN FAVOR OF THE RESOLUTION TO INCREASE CAPITAL IN PROMOTORA DE INFORMACIONES, S.A.,

WHEREAS
FIRST. RUCANDIO is a Spanish company that controls directly and indirectly 70.067 percent of the shares representing the capital of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, “PRISA”). Specifically, RUCANDIO controls indirectly 56.53 percent of TIMÓN, S.A., which in turn holds directly 3.617 percent of the shares of PRISA; TIMÓN, S.A. in turn controls 100 percent of the shares of ASGARD INVERSIONES, S.L.U., which is the direct owner of 16.194 percent of the shares of PRISA. RUCANDIO also controls directly and indirectly 54.51 percent of PROMOTORA DE PUBLICACIONES, S.L., which holds a stake of 40.649 percent directly in PRISA. Finally, RUCANDIO controls indirectly 100 percent of the capital of SABARA INVESTMENT, S.L., which holds 9.451 percent of the shares of PRISA.
SECOND. PRISA has agreed with LIBERTY to increase the capital of PRISA by an in-kind share exchange through the delivery of all the shares in LIBERTY and any warrants over shares in LIBERTY that may exist from time to time, for a combination of ordinary and non-voting convertible shares of PRISA, on the terms set forth in the BUSINESS COMBINATION AGREEMENT between PRISA and LIBERTY dated March 5, 2010 (hereinafter, BCA).
THIRD. LIBERTY has requested from RUCANDIO, the controlling group of PRISA, and RUCANDIO has agreed, for the purposes of compliance with the actions and commitments contemplated in the BCA, to undertake to attend the Shareholders’ Meeting to be called in the first half of 2010 and to vote in favor of certain items to be included on the agenda, such as the increase of share capital contemplated in the above recital, in addition to the proposal for amendment of bylaws as set forth in the clauses of this AGREEMENT.
FOURTH. Now therefore, the parties are interested in having the proposals of resolutions set forth in the above Recital approved and have entered into this AGREEMENT OF COMMITMENT TO VOTE IN FAVOR OF THE RESOLUTION TO INCREASE CAPITAL IN PROMOTORA DE INFORMACIONES, S.A., subject to the following:

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CLAUSES
One. RUCANDIO undertakes in favor of LIBERTY, the assumption of which is essential for the execution of the BCA:
(i) To take any steps necessary to ensure that a Shareholders’ Meeting is called in the first half of 2010 to discuss, among others, the following matters: (a) Resolution to increase capital with in-kind contributions in exchange for shares of LIBERTY; (b) resolution to increase capital with in-kind contributions in exchange for warrants of LIBERTY; (c) approval of the legal system of the non-voting convertible shares and corresponding amendments to the bylaws; and (d) appointment of a director proposed by LIBERTY.
(ii) To attend the Shareholders’ Meeting to be held in the first half of 2010, the agenda of which will include, among others, the following items: (a) Resolution to increase capital with in-kind contributions in exchange for shares of LIBERTY; (b) resolution to increase capital with in-kind contributions in exchange for warrants of LIBERTY; (c) approval of the legal system of the non-voting convertible shares and consequent amendments to the bylaws; and (d) appointment of a director proposed by LIBERTY.
Two. RUCANDIO undertakes in favor of LIBERTY, the assumption of which is essential for the execution of the BCA, to exercise or ensure the exercise of the voting right over all the shares of PRISA that it controls directly or indirectly from time to time, including among others, those shares controlled through the companies set forth in the First Recital above and to take any steps necessary to vote in favor of the adoption of the resolutions identified in clause One, and any other necessary resolution contemplated in the BCA.
Three. This commitment assumed by RUCANDIO towards LIBERTY shall terminate: (a) when the voting right has been exercised as contemplated in this agreement; (b) by agreement between the parties; or (c) if the BCA is terminated.
In the event of breach of any of the obligations assumed hereunder, without prejudice to the legal effects that this may have on the BCA, this entity shall have any rights and remedies contemplated in Spanish law to bring a claim for such breach.
Four. This agreement shall be governed by the laws of Spain. The parties submit to the Courts and Tribunals of Madrid capital, expressly waiving any right they may have to their own jurisdiction, in the event of any litigation arising from the interpretation, execution or termination of this agreement.
In witness whereof, they have signed this agreement in two counterparts, each to the same effect, in the place and on the date first above written.

/s/ Ignacio Polanco	/s/ Martin Franklin

RUCANDIO	LIBERTY

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Exhibit 10.2

SPONSOR SUPPORT AGREEMENT
by and among
PROMOTORA DE INFORMACIONES, S.A.,
BERGGRUEN ACQUISITION HOLDINGS LTD.,
and
MARLIN EQUITIES II, LLC
Dated as of March 5, 2010

SPONSOR SUPPORT AGREEMENT
     SPONSOR SUPPORT AGREEMENT, dated as of March 5, 2010 (this “Agreement”) by and among Promotora de Informaciones, S.A., a Spanish sociedad anónima (“PRISA”), Berggruen Acquisition Holdings Ltd., a British Virgin Islands business company (“Berggruen Holdings”), and Marlin Equities II, LLC, a Delaware limited liability company (“Marlin Equities,” and together with Berggruen Holdings, the “Sponsors” or individually, a “Sponsor”).
     PRISA and the Sponsors shall be referred to jointly hereinafter as the parties.
RECITALS

WITNESSETH:
     WHEREAS, Liberty Acquisition Holdings Corp., a Delaware corporation (“Liberty”), and Continental Stock Transfer & Trust Company, a New York corporation, are parties to that certain Second Amended and Restated Warrant Agreement, dated as of December 6, 2007 and filed by Liberty with the U.S. Securities and Exchange Commission on December 12, 2007 (the “Existing Warrant Agreement”), pursuant to which Liberty has issued warrants to purchase 76,687,500 shares of common stock, par value $0.0001 per share, of Liberty (the “Liberty Warrants”) to the holders of such Liberty Warrants (the “Warrantholders”);
     WHEREAS, as of the date of this Agreement, each Sponsor owns, beneficially and of record, 12,385,950 Liberty Warrants (collectively, the “Agreement Warrants”);
     WHEREAS, upon the terms and subject to the conditions contained in that certain Business Combination Agreement, entered into as of the date hereof by and between PRISA and Liberty (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement have the meanings given such terms in the Business Combination Agreement), the outstanding Liberty Warrants will be exchanged for the Warrant Consideration in the Warrant Exchange, in accordance with the Warrant Amendment Agreement;
     WHEREAS, the Sponsors desire to provide for the obligation of the Sponsors to vote the Agreement Warrants in favor of the Warrant Amendment Agreement;
     WHEREAS, as a condition to the willingness of PRISA to enter into the Business Combination Agreement, and as an inducement and in consideration therefor, each Sponsor is executing this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:
CLAUSES
I. Each of the SPONSORS expressly commits itself, in favour of PRISA, to be counted as present at the Liberty Warrantholder Meeting to be held pursuant to the Business Combination Agreement for the purpose of considering the Warrant Amendment Agreement.
II. Each of the SPONSORS expressly commits itself, in favour of PRISA, to vote each Agreement Warrant owned, directly or indirectly, by such SPONSOR, (along with any Liberty Warrants acquired after the date hereof), and to take all the necessary steps to vote each such Agreement Warrant (along with any Liberty Warrants acquired after the date hereof), in favour of, and/or consent with respect to all such Liberty Warrants to, the Warrant Amendment Agreement.
III. This commitment by the SPONSORS in favour of PRISA will expire: (a) by the mutual agreement of parties; (b) in the event the Business Combination Agreement shall terminate in accordance with its terms; or (c) upon the consummation of the Reorganization.
In case of any failure on the part of the Sponsors to comply with their obligations under this Agreement and regardless of the possible legal consequences which such action might have under the Business Combination Agreement, PRISA shall be entitled to all legal remedies, including specific enforcement, available for such failure.
IV. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this clause, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or

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proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.
(b) EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS, THE TRANSACTION OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.
V. This Agreement may be executed in counterparts, and by facsimile or portable document format (pdf) transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
[Signature Page Follows]

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     IN WITNESS WHEREOF, this Agreement has been signed by the parties on the date first stated above.

PROMOTORA DE INFORMACIONES, S.A.
By:	/s/ Juan Luis Cebrián
	Name:	Juan Luis Cebrián
	Title:	Chief Executive Officer

BERGGRUEN ACQUISITION HOLDINGS LTD.
By:	/s/ Jared Bluestein
	Name:	Jared Bluestein
	Title:	Secretary

MARLIN EQUITIES II, LLC
By:	/s/ Ian Ashken
	Name:	Ian Ashken
	Title:	Authorized Signatory

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